                                                                 FILE NO. 1-3431
                                                                 REGULATION BW
                                                                 RULE 3



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT







                   With respect to one or more proposed issues
                         of debt securities of the Bank





                    Filed pursuant to Rule 3 of Regulation BW




                            Dated: September 27, 2001

        The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

            Items 1-6.   Not yet known. This information will be included in the
                         prospectus for a particular issue.

            Item    7.   Exhibit
                         -------
                         Exhibit A: Information Statement dated
                         September 20, 2001.

                             INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION

                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements Translation of Currencies and (2) all information is given as of June 30, 2001.

                          AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD's main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Treasury Finance Department, tel: (202) 477-2880, or to IBRD's Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel:
(813) 3597-6650.

The Information Statement is also available on IBRD's Investor Relations website at http:// www.worldbank.org/debtsecurities/. Other documents and information on IBRD's website are not intended to be incorporated by reference in this Information Statement.
--------------------------------------------------------------------------------

RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT ISSUED AFTER THE DATE HEREOF WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF IBRD AND ITS FINANCIAL CONDITION, UNTIL A SUBSEQUENT INFORMATION STATEMENT IS FILED.

--------------------------------------------------------------------------------

September 20, 2001

                              SUMMARY INFORMATION
                AS OF JUNE 30, 2001, UNLESS OTHERWISE INDICATED

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. IBRD's main goal is reducing poverty by promoting sustainable economic development. It pursues this goal primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. The five largest of IBRD's 183 shareholders are the United States (with 16.4% of the total voting power), Japan (7.9%), Germany (4.5%), France (4.3%) and the United Kingdom (4.3%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, IBRD has achieved consistent profitability, earning profits every year since 1948. Net income for the fiscal year ended June 30, 2001 was $1,489 million including a FAS 133 adjustment of $345 million. This represents a return of 0.87% on average earning assets. For management purposes, IBRD prepares current value financial statements. These statements present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. On a current value basis, the return on average earning assets was 0.89%.

EQUITY AND BORROWINGS

EQUITY. IBRD's shareholders have subscribed to $189.5 billion of capital, $11.5 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD's obligations for borrowings or guarantees; it may not be used for making loans. IBRD's equity also included $19.9 billion of retained earnings. The equity-to-loans ratio was 21.42%. On a currrent value basis, the equity-to-loans ratio was 21.34%.

BORROWINGS. IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. IBRD's outstanding borrowings of $106.8 billion, before swaps, were denominated in 29 currencies or currency units and included $6.9 billion of short-term borrowings.

ASSETS

LOANS. Most of IBRD's assets are loans, which totaled $118.9 billion outstanding. According to its Articles of Agreement, IBRD may only make loans directly to, or guaranteed by, a member country. IBRD's Articles also limit the total amount of loans and guarantees IBRD can extend. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness, and loans are made only for countries deemed creditworthy. It is IBRD's practice not to reschedule interest or principal payments on its loans. However, on May 8, 2001, IBRD's Executive Directors authorized IBRD to enter into an agreement with the Federal Republic of Yugoslavia (FRY) with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia for which FRY accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears will be consolidated into one or more new IBRD loans. The exact terms of these consolidation loans are being negotiated with FRY authorities. IBRD has never written off a loan.

Loans in nonaccrual status totaled 2.4% of IBRD's loan portfolio and represented loans made to or guaranteed by nine countries. IBRD's accumulated loan loss provision was equivalent to 3.3% of its total loans outstanding.

LIQUID INVESTMENTS. IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing its market borrowings. Its liquid investments totaled $24.2 billion. IBRD's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest consecutive six months of IBRD's expected debt service obligations plus one-half of net loan disbursements, as projected for that year. For fiscal year 2002, the minimum amount has been set at $20.1 billion.

RISK MANAGEMENT

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also limits its interest rate risk in its loans and in its liquidity portfolio.

IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $75.1 and $79.5 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $83.7 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

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--------------------------------------------------------------------------------

Throughout the Information Statement, terms in BOLDFACE type are defined in the Glossary of Terms on page 44.
--------------------------------------------------------------------------------

THE INFORMATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
--------------------------------------------------------------------------------

------------------------------------
              ACRONYMS

AFR  Africa
EAP  East Asia and Pacific
ECA  Europe and Central Asia
LCR  Latin America and the Caribbean
MNA  Middle East and North Africa
SAR  South Asia
------------------------------------

                             1. FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. BOX 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro (and its national currency units), and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expense in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. The fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not impact IBRD's RISK-BEARING CAPACITY.

Lending commitments in FY 2001 stabilized at $10.5 billion, slightly below the FY 2000 level of $10.9 billion, after a period of high demand for adjustment loans in FY 1999 and 1998.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and grants from net income to support developmental activities.

FY 2001 net income was $1,489 million, $502 million lower than the preceding year. This reduction in net income correspondingly reduced IBRD's return on equity and net return on average earning assets. The major reason for the decline in net income was an increase in the loan loss provision expense as a result of nonaccrual events, and deterioration in the quality of the accrual loan portfolio. This increase in expense was partially offset by income of $345 million recognized as a result of the adoption of Financial Accounting Standard No. 133 and International Accounting Standard No. 39.

On August 2, 2001, the Executive Directors approved the allocation of $618 million of FY 2001 net income to general reserves, and recommended to IBRD's Board of Governors the transfers of $371 million from unallocated net income and $31 million from Surplus to other development purposes. For FY 2002, a decrease from 15 basis points to 5 basis points in the interest waiver was approved for OLD LOANS. For NEW LOANS, the interest waiver of 25 basis points was maintained. FY 2002 waivers of 50 basis points on commitment charges were also maintained at the FY 2001 level.

                             2. BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the 'reported basis'). Effective July 1, 2000, IBRD adopted Statement of Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments. Concurrently, IBRD also early adopted International Accounting Standard No. 39, "Financial Instruments:
Recognition and Measurement". These standards are collectively termed "FAS 133" for purposes of this document.

FAS 133 requires that all derivatives be recorded on the balance sheet and reported at fair value. IBRD has marked all derivative instruments, as defined by FAS 133, to fair value, with changes in the fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, when these criteria are applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Upon adoption of the new standards, IBRD elected not to define any qualifying hedging relationships. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements.

IBRD manages its balance sheet by making extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/ liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more acute than for many other financial institutions. FAS 133 adjustments may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation or market value of IBRD as a whole.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. These balance sheets are presented with a reconciliation to the reported accounts at June 30, 2001.

IBRD's Condensed Current Value Comprehensive Statement of Income, with a reconciliation to the reported basis, is presented in TABLE 2.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 13.

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

For purposes of the current value presentation, the $676 million adjustment, reflecting the mark from the credit assessment on the loan porfolio, is presented as part of the adjustment relating to current value on the income statement.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at market value or at their estimated fair values. Market value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

The adjustment to current value of $51 million moves the mark-to-market unrealized gains recognized in Operating Income under the reported basis and includes them as part of the adjustment relating to current value on the income statement.

BORROWINGS

The current value of borrowings includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market-based methodologies.

BOX 1: SELECTED FINANCIAL DATA
As of or for the Year Ended June 30
IN MILLIONS, EXCEPT RATIO AND RETURN DATA IN PERCENTS

-----------------------------------------------------------------------------------------------------
                                                   2001
                                                 --------
CURRENT VALUE BASIS
Net Income.....................................    1,460
Net Return on Average Earning Assets...........     0.89
Return on Equity...............................     4.98
Equity-to-Loans Ratio..........................    21.34
Cash and Liquid Investments(a).................   24,407
Loans Outstanding..............................  123,062
Borrowings Outstanding(b)......................  110,290
Total Equity...................................   29,744

-----------------------------------------------------------------------------------------------------
                                                   2001       2000       1999       1998       1997
                                                 --------   --------   --------   --------   --------
REPORTED BASIS
Loan Income....................................    8,143      8,153      7,649      6,881      7,235
Provision for Loan Losses......................     (676)       166       (246)      (251)       (63)
Investment Income..............................    1,540      1,589      1,684      1,233        834
Borrowing Expenses.............................   (7,152)    (7,128)    (6,846)    (6,144)    (5,952)
Net Noninterest Expense........................     (711)      (789)      (723)      (476)      (769)
FAS 133 Adjustments............................      345
Net Income.....................................    1,489      1,991      1,518      1,243      1,285

Net Return on Average Earning Assets(c,d)......     0.78       1.34       1.05       0.96       1.02
  after the effects of FAS 133.................     0.87

Gross Return on:
    Average Earning Assets(c)..................     6.61       6.53       6.47       6.29       6.41
    Average Outstanding Loans(c)...............     6.67       6.71       6.58       6.43       6.62
    Average Cash and Investments...............     6.28       5.74       6.00       5.63       5.02
Cost of Average Borrowings (after swaps)(d)....     6.18       5.92       5.92       6.01       6.06
  after the effects of FAS 133.................     6.12
Interest Coverage(d)...........................     1.16       1.28       1.22       1.20       1.22
  after the effects of FAS 133.................     1.18
Return on Equity(d)............................     4.33       7.73       6.16       5.29       5.21
  after the effects of FAS 133.................     4.63
Equity-to-Loans Ratio(e).......................    21.42      21.23      20.65      21.44      22.06

Total Assets...................................  222,841    228,539    230,445    204,808    161,786
Cash and Liquid Investments(a,f)...............   24,407     24,331     30,122     24,837     18,250
Loans Outstanding..............................  118,866    120,104    117,228    106,576    105,805
Accumulated Provision for Loan Losses..........   (3,959)    (3,400)    (3,560)    (3,240)    (3,210)
Borrowings Outstanding(b)......................  106,757    110,379    115,739    103,477     96,679
Total Equity...................................   29,570     29,289     28,021     26,514     27,228
-----------------------------------------------------------------------------------------------------

a.  Excludes restricted cash.

b.  Outstanding borrowings, before swaps, net of premium/discount.

c.  Includes income from commitment charges.

d. Amounts for FY2001 are presented before the effects of FAS 133 to facilitate comparison to prior years.

e. Before the effects of FAS 133. See Section 5, Funding Resources--Equity for additional discussion.

f.  Includes investments designated as held-to-maturity for fiscal years
    1997-98.
--------------------------------------------------------------------------------

    TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEETS AT JUNE 30, 2001 AND JUNE 30, 2000 (UNAUDITED)

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------
                                                   JUNE 30, 2001                     JUNE 30, 2000
                                   ----------------------------------------------   ----------------
                                              REVERSAL OF    CURRENT     CURRENT
                                   REPORTED     FAS 133       VALUE       VALUE        PRO FORMA
                                    BASIS       EFFECTS     ADJUSTMENT    BASIS     CURRENT VALUE(A)
                                   --------   -----------   ----------   --------   ----------------
Due from Banks...................  $    685                              $    685       $    691
Investments......................    24,490                                24,490         25,042
Loans Outstanding................   118,866                   $4,196      123,062        122,265
Less Accumulated Provision for
  Loan Losses and Deferred Loan
  Income.........................    (4,459)                               (4,459)        (3,860)
Swaps Receivable
  Investments....................    11,043                                11,043         11,317
  Borrowings.....................    63,326     $(2,032)       2,032       63,326         69,410
  Other Asset/Liability..........       728          (2)           2          728             --
Other Assets.....................     8,162                     (489)       7,673          7,406
                                   --------     -------       ------     --------       --------
    Total Assets.................  $222,841     $(2,034)      $5,741     $226,548       $232,271
                                   ========     =======       ======     ========       ========
Borrowings.......................  $106,757     $   (45)      $3,578     $110,290       $111,771
Swaps Payable
  Investments....................    10,791                                10,791         11,720
  Borrowings.....................    68,051      (1,362)       1,362       68,051         73,089
  Other Asset/Liability..........       701          --           --          701             --
Other Liabilities................     6,971                                 6,971          6,287
                                   --------     -------       ------     --------       --------
Total Liabilities................   193,271      (1,407)       4,940      196,804        202,867
Paid in Capital Stock............    11,476                                11,476         11,418
Retained Earnings and Other
  Equity.........................    18,094        (627)         801       18,268         17,986
                                   --------     -------       ------     --------       --------
    Total Liabilities and
     Equity......................  $222,841     $(2,034)      $5,741     $226,548       $232,271
                                   ========     =======       ======     ========       ========
----------------------------------------------------------------------------------------------------

    a. Certain reclassifications have been made to conform to the current year's presentation.

    TABLE 2: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENT OF INCOME FOR THE YEAR ENDED JUNE 30, 2001 (UNAUDITED)

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------
                                         FY 2000                         FY 2001
                                      --------------   --------------------------------------------
                                                                        ADJUSTMENTS   CURRENT VALUE
                                                                        TO CURRENT    COMPREHENSIVE
                                      REPORTED BASIS   REPORTED BASIS      VALUE          BASIS
                                      --------------   --------------   -----------   -------------
Income from Loans...................     $ 8,153          $ 8,143                        $8,143
Income from Investments, net........       1,589            1,540          $ (51)         1,489
Other Income........................         299              326                           326
                                         -------          -------          -----         ------
  Total Income......................      10,041           10,009            (51)         9,958
                                         -------          -------          -----         ------
Borrowing Expenses..................       7,128            7,152                         7,152
Administrative Expenses.............       1,061            1,006                         1,006
Provision for Loan Losses...........        (166)             676           (676)            --
Other Expenses......................          27               31                            31
                                         -------          -------          -----         ------
  Total Expenses....................       8,050            8,865           (676)         8,189
                                         -------          -------          -----         ------
Operating Income....................       1,991            1,144            625          1,769
Current Value Adjustments...........                                         367            367
Provision for Loan Losses--Current
  Value.............................                                        (676)          (676)
FAS 133 Adjustments.................                          345           (345)            --
                                         -------          -------          -----         ------
Net Income..........................     $ 1,991          $ 1,489          $ (29)        $1,460
                                         =======          =======          =====         ======
---------------------------------------------------------------------------------------------------

                           3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 2001, IBRD had approved loans, net of cancellations, totaling $314,969 million to borrowers in 129 countries. A summary of cumulative lending and the portfolio position is contained in TABLE 3.

    TABLE 3: LENDING STATUS AT JUNE 30,

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2001       2000
                                                              --------   --------
Cumulative Approvals(a).....................................  314,969    309,839
Cumulative Repayments(b)....................................  151,262    141,265

Outstanding.................................................  118,866    120,104
Undisbursed(c)..............................................   37,934     44,754
  Total Loans...............................................  156,800    164,858
---------------------------------------------------------------------------------

    a.  Net of cancellations.

    b. Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of receipt.

    c.  Includes loans approved, but not effective.

The amount of loans outstanding at June 30, 2001 was $1,238 million lower than that at June 30, 2000. The decrease is primarily attributable to negative currency translation adjustments, which exceeded the increase in net disbursements. The undisbursed balance was reduced by cancellations and currency translation adjustments, along with disbursements.

During FY 2001, commitments of new loans to member countries stabilized at $10,487 million, down slightly from $10,919 million in FY 2000. Commitments for FY 1999 and FY 1998 were substantially higher as IBRD responded to a higher demand for adjustment lending.

As in the preceding fiscal year, Latin America accounted for the largest share of commitments in FY 2001. FIGURE 1 presents the regional composition of commitments for FY 2001 and FY2000.

                      FIGURE 1: COMMITMENTS BY REGION
                      IN MILLIONS OF U.S. DOLLARS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

     COMMITMENTS-IBRD
                 FY01   FY00
AFR                 0     98
EAP             1,136  2,495
ECA             2,154  2,733
LCR             4,807  3,898
MNA               355    760
SAR             2,035    934

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the STATUTORY LENDING LIMIT. At June 30, 2001, outstanding loans and callable guarantees (net of the accumulated loan loss provision) totaled $115,390 million, equal to 55% of the STATUTORY LENDING LIMIT.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in BOX 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

BOX 2: LENDING OPERATIONS PRINCIPLES

 (i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

 (ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

 (iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

 (v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.

LENDING CYCLE

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters in Turkey and Central America, as well as the financial crisis in Asia.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions, each loan must be approved by IBRD's Executive Directors (See BOX 3, ADAPTABLE PROGRAM LOANS and LEARNING AND INNOVATION LOANS).

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During project implementation, IBRD staff with experience in the sector or the country involved periodically visit project sites to review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. After completion, projects are evaluated by an independent IBRD unit and the findings reported directly to the Executive Directors to determine the extent to which the project's major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of IBRD adjustment and other non-project loans.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending. Historically, most IBRD loans have been for investment projects or programs. FIGURE 2 presents IBRD lending by category for the last seven fiscal years, as a percentage of total loans approved.

Current operating guidelines state that adjustment lending, excluding debt and debt-service reduction loans, will normally not exceed 25% of total IBRD lending. This guideline was established with the understanding that it was likely to be exceeded if world economic conditions worsened. This guideline is not a rigid limit, but rather a trigger for a reevaluation of planned lending.

                          FIGURE 2: IBRD LENDING COMMITMENTS

                                     [LOGO]

In FY 2001, adjustment commitments accounted for 38% of total commitments (41%--FY 2000). As a result of country-specific developments and adverse market conditions, adjustment commitments in FY 1999 accounted for 63% of total commitments in that year. The Executive Directors are aware that the guideline has been exceeded in recent years, and may possibly be exceeded again in subsequent years.

INVESTMENT LENDING

IBRD has several lending instruments that support investment activities, either discrete projects or programs of investment. Investment lending committed for FY 2001 totaled $6,550 million ($6,493 million--FY 2000; $8,245 million--FY 1999).
BOX 3 presents a description of each investment lending instrument and a breakdown of IBRD's investment lending approved in FY 2000 and in each of the two preceding fiscal years.

ADJUSTMENT LENDING

IBRD also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditioned on certain performance objectives. Adjustment lending committed for FY 2001 totaled $3,937 million ($4,426 million--FY 2000; $13,937 million--FY 1999.) BOX 4 provides a description of each adjustment lending instrument and the details of IBRD's adjustment lending approved in FY 2001 and each of the two preceding fiscal years.

BOX 3: INVESTMENT LENDING COMMITMENTS (IN MILLIONS OF U.S. DOLLARS)

SPECIFIC INVESTMENT
[BAR CHART]

SPECIFIC INVESTMENT LOANS fund the creation, rehabilitation and maintenance of economic, social and institutional infrastructure.

EMERGENCY RECOVERY
[BAR CHART]

EMERGENCY RECOVERY LOANS restore assets and productivity immediately after a major emergency (such as war, civil disturbance, or natural disaster) that seriously disrupts a member country's economy.

ADAPTABLE PROGRAM
[BAR CHART]

ADAPTABLE PROGRAM LOANS provide phased support for long-term development programs through a series of operations. Succeeding operations are committed on the basis of satisfactory performance on agreed milestones, indicators, periodic reviews, and the evaluation of implementation progress and emerging needs. Authority for approval of subsequent adaptable program loans under programs approved by the Executive Directors is with IBRD's management, subject to oversight and review by the Executive Directors.

FINANCIAL INTERMEDIARY
[BAR CHART]

FINANCIAL INTERMEDIARY LOANS provide long-term resources to local financial institutions, helping to develop sound financial sector policies and institutions, promoting the operational efficiency of those institutions, and improving the terms of credit available to enterprises and households. No loans of this type were committed during FY 2001.

SECTOR INVESTMENT AND MAINTENANCE
[BAR CHART]

SECTOR INVESTMENT AND MAINTENANCE LOANS aim to bring sector expenditures, policies and performance in line with a country's development priorities.

TECHNICAL ASSISTANCE
[BAR CHART]

TECHNICAL ASSISTANCE LOANS are used to build institutional capacity in the borrowing country. They are used to build capacity in entities concerned with promoting economic and social development, as well as public sector reform.

LEARNING AND INNOVATION
[BAR CHART]

LEARNING AND INNOVATION LOANS support small, pilot-type investment and capacity-building projects that, if successful, could lead to larger projects that would mainstream the learning and results of the loan. These loans do not exceed $5 million and are normally implemented over two to three years. Approvals of specific individual loans are at the management level rather than at the Executive Director level.

BOX 4: ADJUSTMENT LENDING COMMITMENTS (IN MILLIONS OF U.S. DOLLARS)

STRUCTURAL ADJUSTMENT
[BAR CHART]

STRUCTURAL ADJUSTMENT LOANS support specific policy changes and institutional reforms. These loans require agreement on a satisfactory macroeconomic framework and policy actions that can be monitored on a specific schedule.

SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT
[BAR CHART]

SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT LOANS are fast-disbursing loans which provide support to countries facing a sectoral or economy-wide crisis with a substantial structural dimension. These instruments were introduced in FY 1999. No loans of this type were committed during FY 2001.

SECTOR ADJUSTMENT
[BAR CHART]

SECTOR ADJUSTMENT LOANS support comprehensive policy changes and institutional reforms in major sectors. They also require agreement on a satisfactory macroeconomic framework and its implementation, and a specific program that can be monitored.

PROGRAMMATIC STRUCTURAL ADJUSTMENT
[BAR CHART]

PROGRAMMATIC STRUCTURAL ADJUSTMENT LOANS support governmental programs of structural and social reforms that involve continuous, incremental policy changes and institution building through a series of loans. These loans rely on a solid foundation of completed or parallel analytic and advisory work in related areas. The first of these instruments was approved in FY 2000.

DEBT REDUCTION
[BAR CHART]

DEBT REDUCTION LOANS help eligible, highly-indebted member countries reduce commercial debt and debt service to a manageable level as part of a medium-term financing plan. IBRD did not make any commitments of this type during FY 1999-2001.

REHABILITATION
[BAR CHART]

REHABILITATION LOANS support government policy reform programs to assist the private sector where foreign exchange is required for urgent rehabilitation of key infrastructure and productive facilities. IBRD did not make any commitments of this type during FY 1999-2001.

ENCLAVE LENDING

On rare occasions, IBRD will lend for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2001, IBRD had $166 million in outstanding loans for enclave projects ($170 million--June 30, 2000). No new enclave lending was approved during FY 2001.

FINANCIAL TERMS OF LOANS

As of June 30, 2001, IBRD offers new loans with single currency loan terms which may carry either a variable or fixed spread.

In previous years, IBRD has offered loans with a variety of other financial terms including: multicurrency pool loans and fixed-rate single currency loans. Multicurrency pool loans represented the only available loan product during the period 1980 to 1993. A variable-spread single currency loan product was introduced in 1993 and a fixed-rate single currency loan product was introduced in 1995. In 1999, the fixed-spread single currency loan was introduced which gives borrowers access to a range of embedded risk management alternatives.

The current product mix is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capability. Most variable spread single currency loans mature over a period that ranges from fifteen to twenty years and carry a three-to five-year grace period for principal. While fixed-spread loans offer more flexible repayment terms, this flexibility is subject to limits aimed at maintaining a similar average loan maturity across all loan products for a given borrower.

For most products in its portfolio, IBRD charges a lending rate composed of its average cost of borrowings plus a spread. Until July 31, 1998, that spread was 50 basis points. However, during FY 1999 the lending spread was increased to 75 basis points for NEW LOANS. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In addition, most loans carry a commitment charge of 75 basis points on undisbursed amounts. However, the fixed-spread loans carry a commitment charge of 85 basis points for the first four years and 75 basis points thereafter.

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect for each of the previous ten fiscal years. Eligibility for the partial waiver of interest is limited to borrowers who have made full payments of principal and charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect for each of the last twelve fiscal years. All borrowers receive the commitment charge waiver on their loans (except on nonstandard single currency loans such as Special Structural and Sector Adjustment Loans). Further details are provided in the Notes to Financial Statements--Note C.

       TABLE 4: LOAN CHARGE WAIVERS

BASIS POINTS
----------------------------------------------------------------------------------------
                                                            INTEREST PERIOD COMMENCING
                                                          ------------------------------
                                                          FY 2002    FY 2001    FY 2000
                                                          --------   --------   --------
Commitment fee waivers(a)...............................     50         50         50
Interest waivers(a)
  Old loans.............................................      5         15          5
  New loans.............................................     25         25         25
  Average eligibility...................................     --         96%        93%
----------------------------------------------------------------------------------------

       a.  On loans to eligible borrowers.

MULTICURRENCY POOL LOANS

IBRD no longer offers multicurrency pool loan terms as of March 1, 2001, in view of the substantial decline in demand for this product and the administrative cost of continuing to offer them. Moreover, with the introduction of the fixed-spread loan, borrowers can replicate the main characteristics of the multicurrency pool loan and also obtain access to a range of embedded risk management tools.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

The lending rate on these cost pass-through loans is variable, adjusted every six months to reflect the previous semester's average cost of outstanding borrowings allocated to fund these loans, weighted by the average currency composition of the pool. IBRD adds its lending spread to that average cost.

SINGLE CURRENCY POOL LOANS

In FY 1997, IBRD offered borrowers the option to elect to modify their currency choice by converting multicurrency pool loans to single currency loan terms or single currency pool terms. Those options expired on July 1, 1998. Single currency pool terms are not available for new commitments. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans.

SINGLE CURRENCY LOANS

VARIABLE-SPREAD LOANS

IBRD currently offers variable-spread single currency loans in U.S. dollars, Japanese yen, euro, pounds sterling and Swiss francs, and will consider borrower requests for loans in other currencies. Variable-spread loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is LIBOR for the applicable currency plus a spread. The spread consists of: (a) IBRD's weighted average cost margin for funding for the preceding semester allocated to these loans relative to LIBOR; and (b) IBRD's standard lending spread. These variable spread loans are designed to pass IBRD's funding spread to LIBOR through to its borrowers. This spread is set every six months, in January and July. At June 30, 2001, 95.8% (96.1% at June 30, 2000) of outstanding variable-spread loans were denominated in U.S. dollars.

NON-STANDARD LOANS

In response to the global financial crises, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard single currency loan terms during FY 1998 and FY 1999. These loans carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges.

Subsequent to the disbursement of these loans, during FY 1999, IBRD introduced a new type of loan tailored to be part of a broad financial support package for borrowing countries. These special structural and sector adjustment loans also carry non-standard single currency loan terms. As of June 30, 2001, IBRD had approved a total of $5,051 million of special structural or sector adjustment loans. At June 30, 2001, $4,301 million of this amount had been disbursed, and $250 million had been cancelled. Their terms include a six-month U.S. dollar LIBOR interest rate plus a minimum fixed spread, currently set at 400 basis points, which may vary for new loans over time depending on IBRD's overall risk-bearing capacity and market conditions. These loans have a five-year maturity with a three-year grace period on principal, and a front-end fee of one percent of the principal amount payable on effectiveness. Special structural and sector adjustment loans are not eligible for waivers of interest or commitment charges. No new loans with these terms were approved in FY 2001.

FIXED-SPREAD LOANS

During the first quarter of FY 2000, IBRD introduced the fixed-spread single currency loan, designed in response to borrowers' desire for more flexible financial products. Fixed-spread loans can be tailored to meet the needs of individual projects and programs and support borrowers' debt management strategies. Fixed-spread loans are currently offered in U.S. dollars, Japanese yen and euro. Requests for other currencies will also be considered.

These fixed-spread loans carry an interest rate of LIBOR, plus a spread that is fixed at loan signing for the life of the loan. At June 30, 2001, the fixed spread was 55 basis points for U.S. dollar and euro denominated loans and 50 basis points for Japanese yen. The fixed spread consists of (a) IBRD's projected funding cost margin relative to U.S. dollar LIBOR, with a basis swap adjustment for non-U.S. dollar loans; (b) a market risk premium of 5 basis points; and (c) IBRD's standard lending spread.

The fixed-spread offered will be evaluated from time to time and may be reset when market changes warrant. Fixed-spread loans carry IBRD's standard loan charges for new commitments. In addition, these loans carry a commitment charge risk premium of 10 basis points on undisbursed loan amounts for the first four years of the loan's life. This premium, along with the market risk premium in the interest spread, compensates IBRD for funding and refinancing risk.

Borrowers selecting this product may change the currency or interest rate basis over the life of the loan and have more flexibility in selecting loan repayment terms. Effective February 1, 2000, a borrower may choose to include the following conversion features in the loan contract:

    - option to change the currency at market rates of all or a part of the undisbursed or disbursed loan amounts (for a fee);

    - option to fix the interest rate at market rates on all or a part of the disbursed amounts for rate fixings for up to the full maturity of the loan, and for amounts up to the outstanding loan amount (without charge);

    - option to unfix or re-fix the interest rate at market rates on all or part of disbursed loan amounts (for a fee);

    - option to cap or collar the floating interest rate on all or a part of disbursed loan amounts, with a market premium (for a fee).

Transaction fees range from 12.5 to 25 basis points of the notional transaction amount. Repayment terms are more flexible than for prior products, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a bullet repayment or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

FIXED-RATE LOANS

As of December 1, 1999, fixed-rate single currency loans were no longer available for new commitments, because the introduction of the fixed spread loan, with rate fixing options, provided borrowers with similar, but more flexible methods of fixing the interest rate on their loans. Fixed-rate single currency loans carry lending rates that are set on specified semi-annual rate fixing dates for amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) IBRD's funding cost margin relative to the base rate for these loans; (b) a risk premium to compensate IBRD for market risks it incurs in funding these loans; and (c) IBRD's standard lending spread.

TABLE 5 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements--Note C.

TABLE 5: PORTFOLIO BY LOAN PRODUCT
IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------
                                                    FY 2001                    FY 2000                   FY 1999
                                            ------------------------   -----------------------   -----------------------
                                            PRINCIPAL    AS A % OF     PRINCIPAL    AS A % OF    PRINCIPAL    AS A % OF
LOAN PRODUCT                                 BALANCE    TOTAL LOANS     BALANCE    TOTAL LOANS    BALANCE    TOTAL LOANS
------------------------------------------  ---------   ------------   ---------   -----------   ---------   -----------
Variable-Rate Multicurrency Pool Loans
  Outstanding                               $ 30,258         25        $ 35,542         30       $ 37,203         32
  Undisbursed                                  3,177          8           4,567         10          6,344         12
Single Currency Pool Loans
  Outstanding                                 30,521         26          35,422         29         40,693         35
  Undisbursed                                    125          *             241          1            374          *
Variable-Spread Single Currency Loans(a)
  Outstanding                                 38,484         32          33,078         28         25,462         22
  Undisbursed                                 25,590         67          29,486         66         33,862         66
Fixed-Rate Single Currency Loans
  Outstanding(b)                              15,420         13          13,636         11         11,238          9
  Undisbursed                                  4,844         13           8,273         18         10,787         21
Fixed-Spread Single Currency Loans
  Outstanding                                  3,200          3             968          1
  Undisbursed                                  4,198         11           2,187          5
Other Loans
  Outstanding                                    983          1           1,458          1          2,631          2
  Undisbursed                                     --         --              --         --              5          *
                                            --------        ---        --------        ---       --------        ---
Total**
  Outstanding loans                         $118,866        100        $120,104        100       $117,228        100
  Undisbursed loans                         $ 37,934        100        $ 44,754        100       $ 51,372        100
                                            ========        ===        ========        ===       ========        ===
------------------------------------------------------------------------------------------------------------------------

A. OF WHICH SINGLE CURRENCY LOANS WITH NON-STANDARD TERMS REPRESENT $11,301 MILLION OUTSTANDING ($10,801 MILLION--JUNE 30, 2000 AND $9,035 MILLION--JUNE 30, 1999). AT JUNE 30, 2001, $500 MILLION WAS
    UNDISBURSED.

B. INCLUDES FIXED-RATE SINGLE CURRENCY LOANS FOR WHICH THE RATE HAD NOT YET BEEN FIXED AT FISCAL YEAR-END.

*   INDICATES AMOUNTS LESS THAN 0.5%.

**  MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES DUE TO ROUNDING.

DERIVATIVE PRODUCTS

Along with the approval of the introduction of the fixed-spread loan product, IBRD also approved the offer of new derivative products for its borrowers to respond to their needs for access to better risk management tools. These products assist borrowers in hedging their risks on individual loans made to them by IBRD. These derivative products include interest rate and currency swaps, and interest rate caps and collars. On a case-by-case basis, commodity-linked swaps may also be considered.

Each request from a borrower for execution of a derivative product must include an explanation of its suitability for risk management purposes. IBRD will pass through the market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features (and 37.5 basis points for commodity swaps). These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. IBRD is in the process of making these instruments available.

GUARANTEES

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. In exceptional cases, IBRD may offer enclave guarantees for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. IBRD has also provided guarantees of securities issued by entities eligible for IBRD loans.

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage. The three basic types of guarantees offered are described in BOX 5.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD. IBRD prices guarantees consistent with the way it prices its loans.

BOX 5: GUARANTEE INSTRUMENTS

    - PARTIAL RISK GUARANTEES cover debt-service defaults on a loan that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. The IBRD guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

    - PARTIAL CREDIT GUARANTEES are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its instrumentalities. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. By guaranteeing later maturities, such partial credit guarantees help induce the market to extend the term to the maximum risk it can bear.

    - POLICY-BASED GUARANTEES are partial credit guarantees that cover a portion of debt-service on a borrowing by an eligible member country from private foreign creditors in support of agreed structural, institutional and social policies and reforms. These guarantees are an extension of partial credit guarantees for projects. The guaranteed portion of the debt-service could consist of a combination of interest and principal payments, but the actual structure is determined on a case-by-case basis. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for this type of instrument. The terms of this instrument are the same as project-based partial credit guarantees. Maturity and level of fees will be standard if the guarantee is made in situations comparable to those under which a structural adjustment loan would be made; however, if the guarantee is made in connection with a special structural adjustment loan, then it will be at special structural adjustment loan equivalent terms. This guarantee product was launched in FY 1999. Initially, IBRD is proceeding with a pilot program of up to $2,000 million. As of June 30, 2001, $409 million had been approved. Once the $2,000 million level is reached, the Executive Directors will review the program.

IBRD may provide partial risk guarantees for export-oriented projects in an IDA-only country (enclave guarantees) if the project is expected to generate foreign exchange outside the country, and IBRD determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures, such as offshore revenue escrow accounts and debt-service reserves acceptable to IBRD, to minimize IBRD's exposure and the risk of a call on the guarantee. Special charges apply to these types of guarantees. The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million. As of June 30, 2001 no enclave guarantees were outstanding.

IBRD's exposure at June 30, 2001 on its guarantees (measured as their present value in terms of their first call date) are detailed in TABLE 6. For additional information see the Notes to Financial Statements--Note C.

       TABLE 6: GUARANTEE EXPOSURE

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------
                                                          FY 2001    FY 2000    FY 1999
                                                          --------   --------   --------
Partial risk............................................     473        468        467
Partial credit..........................................     501        663      1,058
Policy based............................................     402        245         --
                                                           -----      -----      -----
Total...................................................   1,376      1,376      1,525
                                                           =====      =====      =====
----------------------------------------------------------------------------------------

OTHER ACTIVITIES

CONSULTATION: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, loan operations. There is a growing demand from borrowers for strategic advice, knowledge transfer and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

RESEARCH AND TRAINING: To assist its developing member countries, IBRD--through the World Bank Institute--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

TRUST FUND ADMINISTRATION: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements--Note I.

INVESTMENT MANAGEMENT: IBRD has leveraged its treasury management capacity and infrastructure to provide investment management services to an external institution for a fee. These funds are not included in the assets of IBRD.

                            4. LIQUIDITY MANAGEMENT

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest consecutive six months of debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2002 prudential minimum liquidity level has been set $20.1 billion, representing a $1.7 billion increase over that for FY 2001. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets are held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles, funding, structures and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

The discretionary portfolio provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities. The discretionary portfolio was gradually liquidated over the first half of FY 2000. This discretionary portfolio was not used during FY 2001. FIGURE 3 represents IBRD's liquid asset portfolio size and structure at the end of FY 2001 and FY 2000, excluding investment assets associated with certain other postemployment benefits.

At the end of FY 2001, the aggregate size of the IBRD liquid asset portfolio stood at $24,181 million, little changed from FY 2000. This portfolio is largely composed of U.S. dollars, with the currency composition of the operational portfolio varying the most as a result of the cash flows generated by disbursements, debt-service payments, new borrowings and reserves conversions.

FIGURE 3: LIQUID ASSET PORTFOLIO COMPOSITION (IN MILLIONS OF U.S. DOLLARS)
--------------------------------------------------------------------------------

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                       30-JUN-00  30-JUN-01
Stable Portfolio             77%        83%
                         $18,544    $20,101
Operational Portfolio        23%        17%
                          $5,649     $4,080

--------------------------------------------------------------------------------

The performance of the liquid asset portfolio in FY 2001 compared to FY 2000 is presented in TABLE 7. These returns exclude investment assets funding certain other postemployment benefits.

TABLE 7: LIQUID ASSET PORTFOLIO PERFORMANCE
------------------------------------------------------------------------------------
                                                               ANNUALIZED FINANCIAL
                                                                    RETURN (%)
                                                              ----------------------
                                                              FY 2001       FY 2000
                                                              --------      --------
IBRD Overall Portfolio......................................    6.29          5.75
  Stable Portfolio..........................................    6.55          5.93
  Operational Portfolio.....................................    5.39          5.39
  Discretionary Portfolio...................................      --          5.27
------------------------------------------------------------------------------------

The higher returns in FY 2001 are due primarily to higher interest earnings in FY 2001, as well as higher mark-to-market gains resulting from a falling U.S. dollar interest rate environment. Although rates decreased significantly in the latter half of FY 2001, interest income from IBRD's liquid asset portfolio was not impacted immediately by the full effect of the decline because of the lag on repricing.

                              5. FUNDING RESOURCES

EQUITY

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2001, was $29,570 million compared with $29,289 million at June 30, 2000. The increase from FY 2000 primarily reflects the increase in retained earnings of $824 million, offset by fluctuations in the amounts to maintain value of currency holdings.

For management purposes, IBRD closely monitors equity as defined and utilized in the EQUITY-TO-LOANS RATIO. TABLE 8 presents the composition of this measure of equity at June 30, 2001 and 2000.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb plausible risks and support normal loan growth, without reliance on additional shareholder capital.

The EQUITY-TO-LOANS RATIO is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. See discussion in Section 6, Financial Risk Management--Managing Risk-Bearing Capacity.

As presented in FIGURE 4, IBRD has maintained a relatively stable
EQUITY-TO-LOANS RATIO on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

This ratio rose slightly to 21.42% at June 30, 2001, from 21.23% one year earlier. In accordance with the financial policy defining this ratio, the amount of transfer to general reserves of $618 million approved on August 2, 2001 was included in this ratio at June 30, 2001 ($1,114 million--June 30, 2000).

TABLE 8: EQUITY CAPITAL

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------
                                                              JUNE 30, 2001    JUNE 30, 2000
                                                              --------------   --------------
USABLE CAPITAL
  Paid-in Capital...........................................     $ 11,476         $ 11,418
  Net Receivable for Maintenance of Value...................       (1,102)            (898)
  Restricted Paid-in Capital................................       (2,473)          (2,328)
                                                                 --------         --------
  TOTAL USABLE CAPITAL......................................        7,901            8,192

SPECIAL RESERVE.............................................          293              293

GENERAL RESERVE, including prospective allocation of FY
  2001/FY 2000 net income...................................       17,841           17,223

CUMULATIVE TRANSLATION ADJUSTMENT(A)........................       (1,126)            (641)
                                                                 --------         --------

EQUITY USED IN EQUITY-TO-LOANS RATIO--REPORTED BASIS(A).....     $ 24,909         $ 25,067
                                                                 ========         ========

Current Value Adjustments...................................          801

CURRENT VALUE EQUITY USED IN EQUITY-TO-LOANS RATIO..........     $ 25,710
                                                                 ========
---------------------------------------------------------------------------------------------

LOANS AND GUARANTEES OUTSTANDING, NET OF ACCUMULATED
  PROVISION FOR LOAN LOSSES.................................     $116,283         $118,080

CURRENT VALUE LOANS AND GUARANTEES OUTSTANDING, NET OF
  ACCUMULATED PROVISION FOR LOAN LOSSES.....................     $120,479
---------------------------------------------------------------------------------------------

EQUITY-TO-LOANS RATIO--REPORTED BASIS(A)....................        21.42%           21.23%

CURRENT VALUE EQUITY-TO-LOANS RATIO.........................        21.34%
---------------------------------------------------------------------------------------------

a. Excluding cumulative translation amounts associated with the FAS 133 adjustment.

                 FIGURE 4: EQUITY-TO-LOANS RATIO

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        EQUITY CAPITAL-TO-LOAN RATIO
Jun-95                        21.42%
                              21.62%
                              21.47%
                              21.57%
Jun-96                        21.80%
                              21.73%
                              21.69%
                              21.83%
Jun-97                        22.06%
                              22.08%
                              21.02%
                              20.67%
Jun-98                        21.44%
                              21.35%
                              20.67%
                              20.32%
Jun-99                        20.65%
                              20.65%
                              20.53%
                              20.48%
Jun-00                        21.23%         20.94%
                              21.16%         21.04%
                              20.93%         20.74%
                              20.97%         20.84%
1-Jun                         21.42%         21.34%
                      Reported Basis  Current Value

CAPITAL

The authorized capital of IBRD at June 30, 2001 was $190,811 million, of which $189,505 million had been subscribed. Of the subscribed capital, $11,476 million had been paid in and $178,029 million was callable. Of the paid-in capital, $7,882 million was available for lending and $3,594 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are:

 (i) $2,611 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

 (ii) $8,865 million of IBRD's capital was paid in the currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $4,937 million of this amount had been used in IBRD's lending operations at June 30, 2001.

(iii) $151,604 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

 (iv) $26,425 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2001, $103,604 million (58%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development (DAC-OECD). This amount was equal to 93.0% of IBRD's outstanding borrowings after swaps at June 30, 2001. TABLE 9 sets out the capital subscriptions of those countries and the callable amounts.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

        TABLE 9: DAC-OECD CAPITAL SUBSCRIPTIONS

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------
                                                         TOTAL CAPITAL   UNCALLED PORTION
                   MEMBER COUNTRY(A)                     SUBSCRIPTION    OF SUBSCRIPTION
-------------------------------------------------------  -------------   ----------------
United States..........................................     $ 31,965         $ 29,966
Japan..................................................       15,321           14,377
Germany................................................        8,734            8,191
France.................................................        8,372            7,851
United Kingdom.........................................        8,372            7,832
Canada.................................................        5,404            5,069
Italy..................................................        5,404            5,069
Netherlands............................................        4,283            4,018
Belgium................................................        3,496            3,281
Spain..................................................        3,377            3,171
Switzerland............................................        3,210            3,012
Australia..............................................        2,951            2,770
Sweden.................................................        1,806            1,696
Denmark................................................        1,623            1,525
Austria................................................        1,335            1,254
Norway.................................................        1,204            1,132
Finland................................................        1,033              971
New Zealand............................................          873              821
Portugal...............................................          659              620
Ireland................................................          636              599
Greece.................................................          203              189
Luxembourg.............................................          199              190
                                                            --------         --------
  TOTAL................................................     $110,460         $103,604
                                                            ========         ========
-----------------------------------------------------------------------------------------

       a. See details regarding the capital subscriptions of all members of IBRD at June 30, 2001 in Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

For a further discussion of capital stock, restricted currencies, MAINTENANCE OF VALUE and membership refer to the Notes to Financial Statements--Summary of Significant Accounting and Related Policies and Note A.

BORROWINGS

SOURCE OF FUNDING

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

FUNDING OPERATIONS

In FY 2001, medium- and long-term debt raised directly in financial markets by IBRD amounted to $17,033 million compared to $15,789 million in FY 2000. TABLE 10 summarizes IBRD's funding operations for FY 2001 and FY 2000. Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. The increase in funding in FY 2001 was primarily attributable to the replacement of both maturing issues and issues called. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD's operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines. In FY 2001, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, largely pre-sold institutional public issues and retail targeted transactions.

TABLE 10: FUNDING OPERATIONS INDICATORS
---------------------------------------------------------------------------------
                                                              FY 2001    FY 2000
                                                              --------   --------
Total Medium- and Long-term Borrowings(a) (USD million).....  $17,033    $15,789
Average Maturity(b) (years).................................      6.5        5.8
Number of Transactions......................................      232        148
Number of Currencies........................................        9         13
---------------------------------------------------------------------------------

       a. Includes one-year notes and represents net proceeds on a trade date basis.

       b.  On a first call basis.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or meet other operational needs. In response to market conditions, during FY 2001, IBRD repurchased $859 million and called $3,430 million of its outstanding borrowings.

USE OF DERIVATIVES

IBRD engages in a combination of interest rate and currency swaps to convert direct borrowings into a desired interest rate structure and currency composition. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

In FY 2001, the majority of new funding continued to be initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with funding requirements.

COMPOSITION OF BORROWINGS

Of the borrowings outstanding after swaps at June 30, 2001, 56% was at variable rates (55% at June 30, 2000). The currency composition continues to be concentrated in U.S. dollars, with its share at the end of June 30, 2001 at 84% of the borrowings portfolio, after swaps (80% at June 30, 2000). This reflects IBRD borrowers' preference for U.S. dollar-denominated loans and the corresponding currency composition of the liquid asset portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements--Note D.

                          6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of financial risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operating risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

GOVERNANCE STRUCTURE

The risk management governance structure includes an Asset/Liability Management Committee chaired by the Chief Financial Officer. This committee makes recommendations to senior management in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. The Market Risk and Currency Management Subcommittee reports to the Asset/Liability Management Committee. This subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, and monitoring matches between assets and their funding.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Country Credit Risk Department, led by the Chief Credit Officer. This unit is independent from IBRD's business units and reports to IBRD's senior management. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for loan losses, and monitoring borrowers that are vulnerable to crises in the near term. The Chief Credit Officer represents IBRD's Chief Financial Officer on the Operations Committee, which reviews IBRD's Country Assistance Strategies and selected planned adjustment loans.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from IBRD's business units. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Asset/Liability Management Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

MANAGING RISK-BEARING CAPACITY

IBRD assesses its risk-bearing capacity using a variety of metrics, including a stress test and an EQUITY-TO-LOANS ratio, to measure its income generating capacity and capital adequacy.

The stress test measures the level of loan growth which could be supported by IBRD in the wake of a significant credit shock, without further deterioration in IBRD's capital position. The nonaccrual event used in the stress test is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at a 95% confidence level.

IBRD uses the EQUITY-TO-LOANS ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD's financial risk managment objectives is to seek to protect the EQUITY-TO-LOANS RATIO from movements arising from market risks. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in FIGURE 4 in Section 5, Funding Resources, IBRD has maintained a relatively stable EQUITY-TO-LOANS RATIO on both the current value and reported basis.

CREDIT RISK

COUNTRY CREDIT RISK

IBRD's Credit Risk Department continuously reviews the creditworthiness of its borrowing member countries. These reviews are taken into account in determining its overall country programs and lending operations, used to estimate the appropriate level of provisions for loan losses, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, expected losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for loan losses, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

The credit quality of IBRD's loan portfolio deteriorated in FY01, reflecting an increase in the volume of loans in non-accrual status and a net deterioration in the risk ratings assigned to IBRD borrowers by the Credit Risk Department. While the changes in the risk ratings of IBRD's borrowers largely reflect country-specific developments, the Credit Risk Department's overall assessment of IBRD portfolio risk also reflects a less favorable baseline global outlook for many developing countries. During FY 2001, loans to two borrowers were placed in nonaccrual status. The total outstanding principal of loans to these borrowers at June 30, 2001 was $921 million. Both the increase in the volume of loans in nonaccrual status and the net deterioration in borrowers' risk ratings are reflected in the provisioning charge of $676 million in FY01.

On August 8, 2001, the Republic of Congo cleared all of its overdue service payments to IBRD and IDA. As a result of this, all IBRD loans to, or guaranteed by the Republic of Congo, were restored to accrual status. The impact of this event is not reflected in the June 30, 2001 financial statements.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed through a single borrower exposure limit. According to an approach approved by the Executive Directors in 1997, the single borrower exposure limit is set at the lower of an equitable access limit and a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus, and the concentration limit is estimated by stress testing IBRD's income-generating capacity and risk-bearing capital (taking into account not only current exposure--loans outstanding plus the present value of guarantees--but also projected exposure over the ensuing three- to five-year period). The single borrower exposure limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2002, the concentration risk limit is $13.5 billion, unchanged from FY 2001. The equitable access limit is $20.8 billion. As depicted in Figure 5, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $11.6 billion at June 30, 2001.

                      FIGURE 5: TOP EIGHT COUNTRY EXPOSURES AT JUNE 30, 2001

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           TOTAL COUNTRY EXPOSURE  EXPOSURE LIMIT
Indonesia                    11.6            13.5
China                        11.4            13.5
Mexico                       11.2            13.5
Argentina                     8.9            13.5
Brazil                        8.2            13.5
Korea                         7.9            13.5
India                         6.9            13.5
Russia                        6.8            13.5

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. IBRD maintains an accumulated provision for loan losses to recognize the risk inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for loan losses is discussed under Accumulated Provision for Loan Losses.

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD; (b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

On May 8, 2001, based on a precedent established in 1975 after Bangladesh became independent from Pakistan, and followed with respect to Bosnia and Herzegovina in 1996, IBRD's Executive Directors authorized IBRD to enter into an agreement with the Federal Republic of Yugoslavia (FRY) with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia for which FRY has accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears will be consolidated into one or more new IBRD loans. The exact terms of these consolidation loans will be negotiated with FRY authorities.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. IBRD's treatment of FRY is an exception to that practice, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limited eligibility for such treatment to a country: that has emerged from a current or former member of IBRD; that is assuming responsibility for a share of the debt of such member; that because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and for which a rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD's accumulated provision for loan losses reflects the inherent collectibility risk in its nonaccrual and accrual portfolios. Management determines the appropriate level of accumulated provisions for loan losses by estimating the probable expected losses inherent in the portfolio on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default.

Estimating probable expected losses is inherently uncertain and depends on many factors. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for loan losses accordingly. Actual losses may differ from expected losses due to unforeseen changes in general macroeconomic and political conditions, unexpected correlations within the portfolio, and other external factors.

Additional information on IBRD's loan loss provisioning policy and status of nonaccrual loans can be found in the Notes to Financial Statements--Summary of Significant Accounting and Related Policies, and Note C.

COMMERCIAL CREDIT RISK

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market exposure is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market exposure is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and there exists a legally-enforceable master derivatives agreement with the counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market exposure is negative, then IBRD's exposure to the counterparty is considered to be zero. Net mark-to-market exposure is, in IBRD's view, the best measure of credit risk when there is a legally enforceable master derivatives agreement between IBRD and the counterparty which contains legally enforceable close-out netting provisions. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements--Note F.

TABLE 11 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category.

TABLE 11: CREDIT EXPOSURE BY COUNTERPARTY RATING

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------
                                              AT JUNE 30, 2001
                       --------------------------------------------------------------
                             INVESTMENTS
                       -----------------------
                                    AGENCIES,      NET      TOTAL EXPOSURE      %
COUNTERPARTY                         BANKS &       SWAP     ON INVESTMENTS      OF
RATING                 SOVEREIGNS   CORPORATES   EXPOSURE     AND SWAPS       TOTAL
---------------------  ----------   ----------   --------   --------------   --------
AAA..................    $   42      $ 8,998       $185        $ 9,225          39
AA...................     3,157       10,348         22         13,527          56
A....................        --        1,154         15          1,169           5
                         ------      -------       ----        -------         ---
Total................    $3,199      $20,500       $222        $23,921         100
                         ======      =======       ====        =======         ===
-------------------------------------------------------------------------------------

IN MILLIONS OF U.S. D  IN MILLIONS OF U.S. DOLLARS
---------------------  -----------------------------------------------------
                           AT JUNE 30, 2000            AT JUNE 30, 1999
                       -------------------------   -------------------------

                       TOTAL EXPOSURE      %       TOTAL EXPOSURE      %
COUNTERPARTY           ON INVESTMENTS      OF      ON INVESTMENTS      OF
RATING                   AND SWAPS       TOTAL       AND SWAPS       TOTAL
---------------------  --------------   --------   --------------   --------
AAA..................     $12,307          49         $12,513          41
AA...................      10,917          44          15,449          51
A....................       1,802           7           2,311           8
                          -------         ---         -------         ---
Total................     $25,026         100         $30,273         100
                          =======         ===         =======         ===
---------------------

The decline in the proportion of AAA rated investments and the corresponding increase in the proportion of AA rated investments, compared to the prior year, is mainly due to the downgrading of Japanese government securities during FY 2001. After the effects of master netting arrangements, the swap credit exposure of $560 million is offset by collateral of $338 million, which results in a total net swap exposure of $222 million.

MARKET RISK

IBRD faces risks which result from market movements, primarily interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters.

TABLE 12 details the mark-to-current value of each loan product and the debt allocated to fund it.

The overall positive mark-to-current value on loans indicates that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would originate a similar loan at June 30, 2001. The positive mark-to-current value in the borrowings portfolio represents the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding for similar maturities. TABLE 13 summarizes the year-to-date effect on equity of marking the portfolios to current value.

TABLE 12: FINANCIAL INSTRUMENT PORTFOLIOS

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------
                                                                         AT JUNE 30, 2001
                                                              --------------------------------------
                                                              CARRYING   CONTRACTUAL   CURRENT VALUE
                                                               VALUE        YIELD          MARK
                                                              --------   -----------   -------------
LOANS(A)....................................................  $118,866      6.35%         $4,196
  Variable-Rate Multicurrency Pool Loans....................    30,258      5.07           1,567
  Single Currency Pool Loans(b).............................    30,492      8.61           2,209
  Variable-Spread Single Currency Loans(c)..................    27,614      4.93              33
  Fixed-Rate Single Currency Loans..........................    14,989      6.69             337
  Nonstandard Single Currency Loans.........................    11,301      6.89              18
  Fixed-Spread Single Currency Loans........................     3,200      4.91               9
  Other Fixed Rate Loans....................................     1,012      8.26              23

LIQUID ASSET PORTFOLIO(D, E)................................  $ 24,181      4.33%

BORROWINGS (INCLUDING SWAPS)(D).............................  $114,850      5.32%         $3,397
  Variable-Rate Multicurrency Pools.........................    19,150      4.55           1,510
  Single Currency Pools.....................................    20,635      7.76           1,385
  Variable-Spread Single Currency...........................    21,968      4.48            (187)
  Fixed-Rate Single Currency................................    12,958      6.16             221
  Nonstandard Single Currency...............................    11,390      4.43             (59)
  Fixed-Spread Single Currency..............................     1,694      4.83              (9)
  Other Debt(f).............................................    27,055      4.74             536
----------------------------------------------------------------------------------------------------

a.  Contractual yield is presented before the application of interest waivers.

b. Excludes fixed-rate single currency pool loans, which have been classified in other fixed-rate loans.

c. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

d. Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts.

e.  The liquid asset portfolio is carried and reported at market value.

f.  Includes amounts not yet allocated at June 30, 2001.

TABLE 13: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------------
                                                              BALANCE SHEET EFFECTS AS OF
                                                                     JUNE 30, 2001
                                                        ---------------------------------------     TOTAL INCOME
                                                                                     OTHER        STATEMENT EFFECT
                                                         LOANS     BORROWINGS   ASSET/LIABILITY       FY 2001
                                                        --------   ----------   ---------------   ----------------
Total Current Value Adjustments on Balance Sheet......   $4,196     $(3,397)          $2                $ 801(a)
Unrealized Gains on Investments.......................                                                     51(b)
Currency Translation Adjustment.......................                                                   (485)(c)
                                                                                                        -----
Total Current Value Adjustments.......................                                                  $ 367
                                                                                                        =====
------------------------------------------------------------------------------------------------------------------

a. Includes $116 million representing a one-time cumulative effect of recording the adoption, on July 1, 2000, of the current value basis of accounting.

b. Unrealized gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

c. The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Comprehensive Current Value Net Income for purposes of current value reporting.

USE OF DERIVATIVES

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

INTEREST RATE RISK

There are two potential sources of interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for approximately 74% of the existing outstanding loan portfolio (78% at the end of FY 2000). Of these cost pass-through loans, the multicurrency pool loans do pose some residual interest rate risk, given the six month lag inherent in the lending rate calculation. Since multicurrency pool loan terms are no longer available for new commitments, this risk will diminish as the existing loans mature.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool after FY 2010. The debt which funds these loans have maturities that extend beyond those of the loans and presents a risk of loss to IBRD because this debt carries fixed interest rates. Over-funding reaches a maximum of approximately $5.6 billion in FY 2015. Strategies for managing this risk include changing the rate fixity of the overfunded portion of the debt from fixed to floating rates beyond 2010 through the use of forward starting swaps. IBRD has begun executing these swaps and to date has paid $44 million since FY 2000. These forward starting swaps are being transacted in a phased manner over the next four years. The present value of the remaining overfunded portion of the above market debt is approximately $250 million as of June 30, 2001. The loss attributable to the combined position will be passed as a rate adjustment to the multicurrency pool loans.

Interest rate risk on non-cost pass-through products, which currently account for 26% of the existing loan portfolio (22% at the end of FY 2000), is managed by using INTEREST RATE SWAPS to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Because equity funds a portion of outstanding loans, IBRD's level of net income is sensitive to movements in the level of nominal interest rates. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. This timing mismatch does not have a material effect on income or on the EQUITY-TO-LOANS RATIO.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its EQUITY-TO-LOANS RATIO. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the EQUITY-TO-LOANS RATIO, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment.

FIGURE 6 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2001 and FY 2000.

OPERATING RISK

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures and the execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operating risks. IBRD attempts to mitigate operating risk by maintaining a system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In the past, IBRD has suffered certain minor financial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that IBRD will not suffer such losses in the future.

IBRD uses the COSO(a) control framework and a self-assessment methodology to evaluate the effectiveness of its internal controls over financial reporting, and it has an on-going program in place to assess all major business units. IBRD obtains an attestation report from its external auditors that IBRD's assertion that, as of June 30 of each fiscal year, its system of internal control over its external financial reporting meets the criteria for effective internal control over external financial reporting as described in COSO, is fairly stated in all material respects.

--------------------------------------------------------------------------------

a. In 1992, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its INTERNAL CONTROL-INTEGRATED FRAMEWORK, which provided a common definition of internal control and guidance on judging its effectiveness.

FIGURE 6: RELATIVE CURRENCY COMPOSITION OF SIGNIFICANT BALANCE SHEET COMPONENTS

AT JUNE 30, 2001

                                     [LOGO]

AT JUNE 30, 2000

                                     [LOGO]

ECONOMIC AND MONETARY UNION IN EUROPE

Since January 1, 1999, in the normal course of business as a multicurrency organization, IBRD has been conducting euro-denominated transactions in paying and receiving, investments, bond issuance, loan disbursements, loan billing and new lending commitments.

IBRD has adopted a gradual approach to redenominate national currency unit balance sheet items and IBRD-administered donor trust funds to euro during the transition period, before their automatic conversion to euro on January 1, 2002.

As of June 30, 2001, the accounting records for the investments and borrowings portfolios had been redenominated. Records of the loans and capital portfolios are in the process of being redenominated and will be completed by January 1, 2002.

                            7. RESULTS OF OPERATIONS

To a large extent, the income and expenses associated with IBRD's interest-bearing assets and liabilities are affected by changes in the interest rate environment.

INTEREST RATE ENVIRONMENT

During FY 2001, the applicable interest rates (predominantly U.S. dollar interest rates) for IBRD were declining, while the rates were increasing during FY 2000. The U.S. dollar rates depicted in FIGURE 7 illustrate these trends.

                       FIGURE 7: LIBOR INTEREST RATES--U.S. DOLLAR

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           FY00     FY01
June         5.65        7
July        5.705  6.89375
August    5.91875     6.83
Sep.      5.96125     6.76
October      6.12     6.72
November  6.06375     6.64
Dec.      6.13125  6.20375
January   6.28875   5.2625
February  6.33125   4.9075
March     6.52625     4.71
April     6.73125   4.3025
May         7.105     3.98
June            7  3.90875

Although market rates decreased significantly in the latter half of FY 2001, this decrease will only affect IBRD's interest-bearing assets and liabilities as they reprice. Accordingly, though average market rates were lower for FY 2001 than FY 2000, average applicable interest rates for IBRD's instruments were higher.

NET INCOME

IBRD's net income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 14 shows a breakdown of income, net of funding costs.

FY 2001 VERSUS FY 2000

FY 2001 net income was $1,489 million, $502 million lower than in FY 2000. The majority of this change was due to the following:

- The swing of $842 million in the provision for loan loss expense reflects a reassessment of the probable losses inherent in the accruing portfolio, and an increase in the volume of loans in nonaccrual status (See Notes to Financial Statements--Note C).

- A $345 million increase in income related to FAS 133 adjustments reflects the mark to fair value of IBRD's derivative instruments, as defined by FAS 133, and the amortization of the transition adjustments created upon adoption of this standard on July 1, 2000.

TABLE 14: NET INCOME

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                              FY 2001    FY 2000    FY 1999
                                                              --------   --------   --------
Loan interest income, net of funding costs
    Debt funded.............................................   $  509     $  678     $  387
    Equity funded...........................................    1,871      1,771      1,717
                                                               ------     ------     ------
  Total loan interest income, net of funding costs..........    2,380      2,449      2,104
Other loan income...........................................       11         49         59
Loan loss provision.........................................     (676)       166       (246)
Investment income, net of funding costs.....................      140        116        324
Net noninterest expense.....................................     (711)      (789)      (723)
                                                               ------     ------     ------
OPERATING INCOME............................................    1,144      1,991      1,518
  FAS 133 Adjustments.......................................      345         --         --
                                                               ------     ------     ------
NET INCOME--REPORTED BASIS..................................   $1,489     $1,991     $1,518
                                                               ======     ======     ======
--------------------------------------------------------------------------------------------

FY 2000 VERSUS FY 1999

FY 2000 net income was $1,991 million, $473 million higher than in FY 1999. The majority of this change was due to the following:

- A $412 million reduction in loan loss provision expense resulting primarily from a reassessment of the possible losses inherent in the loan portfolio. That assessment concluded that a general improvement in credit quality for certain large borrowers, as well as for the accrual portfolio as a whole, warranted a $243 million reduction in the accumulated provision for loan losses. The remaining $169 million decrease in expense is attributable to a reduction in the growth of the loan portfolio.

- A $345 million increase in loan interest income, net of funding costs, resulting from an increase in the average outstanding loan balance, especially in the higher-yielding special adjustment loans, as well as the improved net returns from the single currency pool loans. Net returns from the single currency pool loans recovered because the higher U.S. dollar borrowing costs were not fully passed through to borrowers in FY 1999. The lower interest waivers and higher front-end fees in effect for the full FY 2000 also contributed to the increase in net returns from the loan portfolio.

- A $208 million reduction in investment income, net of funding costs, primarily as a result of the nonrecurring $237 million gain realized in FY 1999 from the liquidation of the held-to-maturity portfolio.

NET INTEREST INCOME

FY 2001 VERSUS FY 2000

INCOME FROM LOANS

- Income from loans decreased by $10 million to $8,143 million in FY 2001. Income was reduced by $80 million due to the increased interest waiver on OLD LOANS during FY 2001. Additionally, the effects of an increased proportion of nonaccrual loans further reduced earnings by $28 million.

- These factors are offset by higher returns on loans, as well as a higher average outstanding loan volume during FY 2001, which resulted in $78 million and $40 million increases in loan income, respectively.

- The increased return was in part attributable to the higher proportion of loans in U.S dollars, which on average carried higher nominal rates than those in other major currencies. While interest rates declined sharply at the end of FY 2001, most of the effects of this decline will only impact loan returns gradually as the loans reprice.

INCOME FROM INVESTMENTS

- Investment income decreased by $49 million in FY 2001 to $1,540 million primarily due to the decrease in the average outstanding investments balance, which resulted in a reduction of $197 million in income. This effect is partially offset by a $148 million increase in income due to higher returns. The higher returns reflected the higher average interest rates of the liquid asset portfolio during FY 2001, as well as the higher mark-to-market gains resulting from a falling U.S. dollar interest rate environment in the last months of FY 2001.

BORROWING EXPENSES

- The cost of borrowing increased by $24 million to $7,152 million in FY 2001. Higher average borrowing rates resulted in a $314 million increase in cost. This higher rate reflected the higher average interest rate environment experienced during most of FY 2001 compared to FY 2000, and the increased proportion of U.S. dollar borrowings, which on average carried higher nominal rates. This increase in cost was partially offset by a lower average borrowings balance, resulting in a $290 million decrease in borrowing costs.

FAS 133 ADJUSTMENTS

Income of $345 million related to FAS 133 adjustments reflected the adoption of this standard on July 1, 2000 and the year-to-date mark to fair value of IBRD's derivative instruments, as defined by FAS 133, and the amortization of the transition adjustment created upon adoption. (See Notes to Financial Statements--Summary of Significant Accounting and Related Policies).

FY 2000 VERSUS FY 1999

INCOME FROM LOANS

- Loan interest income increased by $504 million to $8,153 million in FY 2000 due primarily to the higher average balance of loans outstanding during the year. This increased volume resulted in an additional $354 million of net income. Additionally, an increase in the average return from loans contributed another $150 million to the increase in income. This increase in the weighted average return were mainly due to four factors: (i) a higher average rate on the LIBOR-based loans in a rising interest rate environment; (ii) the full year effect of the pass through of higher U.S. dollar borrowing costs funding single currency pool loans, (iii) a larger proportion of the higher-yielding special adjustment loans during the year; and (iv) having lower interest waivers and higher front-end fees in effect for the full fiscal year.

INCOME FROM INVESTMENTS

- Investment income decreased by $95 million in FY 2000 to $1,589 million primarily due to two factors. In FY 1999, a $237 million one-time gain was realized upon liquidation of the securities in the held-to-maturity portfolio. This was partially offset by $165 million increase in income from higher returns achieved in the increasing interest rate environment seen over the past year.

BORROWING EXPENSES

- The cost of borrowing increased by $282 million to $7,128 million in FY 2000, due to higher average borrowings outstanding. The maturity of higher-cost debt in FY 2000 just offset the increase in borrowing costs resulting from interest rate resets on variable rate debt.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in TABLE 15.

FY 2001 VERSUS FY 2000

Net noninterest expense decreased by $78 million. Overall gross administrative expenses decreased by $55 million (see Notes to Financial Statements--Note H) due primarily to a decrease in the overall administrative expense budget, along with a slightly larger share of the total costs incurred being allocated to IDA, based on an agreed-upon cost sharing formula which considers certain operational volume indicators. The remaining decrease in net noninterest resulted from an increase in miscellaneous income.

FY 2000 VERSUS FY 1999

Overall gross administrative expenses decreased by $33 million (see Notes to Financial Statements--Note H). Net noninterest expense increased $66 million. The major factor was that the contribution of income from pension and postretirement benefits dropped by $89 million, as a result of the decrease in the actuarially determined Staff Retirement Plan income.

TABLE 15: NET NONINTEREST EXPENSE

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                              FY 2001    FY 2000    FY 1999
                                                              --------   --------   --------
Gross Administrative Expenses
  Staff Costs...............................................   $  474     $  489     $  538
  Consultant Fees...........................................       62         88         97
  Operational Travel........................................       77         92         94
  Other Expenses............................................      393        392        365
                                                               ------     ------     ------
Total Gross Administrative Expenses.........................    1,006      1,061      1,094
Less: Contribution to Special Programs......................      147        126        129
                                                               ------     ------     ------
Total Net Administrative Expenses...........................      859        935        965
  Contribution to Special Programs..........................      147        126        129
  Service Fee Revenues......................................     (146)      (118)      (116)
  Pension & Postretirement Benefit Income...................     (148)      (156)      (245)
  Net Other Expense (Income)................................       (1)         2        (10)
                                                               ------     ------     ------
    TOTAL NET NONINTEREST EXPENSE...........................   $  711     $  789     $  723
                                                               ======     ======     ======
--------------------------------------------------------------------------------------------

                  AFFILIATED ORGANIZATIONS--IFC, IDA AND MIGA

The activities of IBRD are complemented by those of three affiliated international organizations--the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA)--which work closely with IBRD in achieving common objectives. Membership in these organizations is open only to members of IBRD. Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Executive Directors of IBRD serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of June 30, 2001, all of IBRD's Executive Directors also had been elected to serve on MIGA's Board of Directors, and they constituted the entire Board.

The President of IBRD is also the President of IFC, IDA, and MIGA. The Executive Vice President of IFC is also a Managing Director of IBRD. IDA and IBRD have the same staff. IFC and MIGA each employs its own staff and management (other than as noted in this paragraph). IBRD and IFC have also established several jointly-managed departments to coordinate policy advice and project investment in the area of private sector development; these departments are staffed by employees of both institutions and managed by jointly-appointed directors. IBRD staff also provide certain services to the other institutions. For information on fees that IFC, IDA, and MIGA pay IBRD for services, see Notes to Financial Statements Note H.

IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a government's guarantee. One hundred seventy-five countries are members of IFC. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold, which at June 30, 2001 equaled $24,388 million. At that date, IFC's total outstanding debt was $16,046 million comprising total borrowings of $15,457 million and guarantees signed of $589 million. Of IFC's total outstanding debt, $206 million was due to IBRD. There were no undrawn lending commitments from IBRD to IFC.

IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD. Under a statement of policy of IBRD's Board of Governors, IBRD may make grants to IDA only out of net income that
(a) accrued during the fiscal year in respect of which the transfer is made and
(b) is not needed for allocation to reserves or otherwise required to be retained in IBRD's business. Grants may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Grant approvals to IDA total $6,755 million to date; at August 31, 2001, $896 million remained payable to IDA. For additional information on transfers of IBRD's net income to IDA, see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements Note G.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

                             ADMINISTRATION OF IBRD

IBRD's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Mohd. Yaacob Abdul Aziz......................  Brunei Darussalam, Fiji, Indonesia, Lao
                                               People's Democratic Republic, Malaysia,
                                               Myanmar, Nepal, Singapore, Thailand, Tonga,
                                               Vietnam
Girmai Abraham...............................  Angola, Botswana, Burundi, Eritrea, The
                                               Gambia, Kenya, Lesotho, Liberia, Malawi,
                                               Mozambique, Namibia, Nigeria, Seychelles,
                                               Sierra Leone, South Africa, Sudan, Swaziland,
                                               Tanzania, Uganda, Zambia, Zimbabwe
Khalid M. Al-Saad............................  Bahrain, Arab Republic of Egypt, Jordan,
                                               Kuwait, Lebanon, Libya, Maldives, Oman,
                                               Qatar, Syrian Arab Republic, United Arab
                                               Emirates, Republic of Yemen
Yahya H. Alyahya.............................  Saudi Arabia
Carole Brookins..............................  United States
Andrei Bugrov................................  Russian Federation
Pierre Duquesne..............................  France
Yuzo Harada..................................  Japan
Neil Hyden...................................  Australia, Cambodia, Kiribati, Republic of
                                               Korea, Marshall Islands, Federated States of
                                               Micronesia, Mongolia, New Zealand, Palau,
                                               Papua New Guinea, Samoa, Solomon Islands,
                                               Vanuatu.
Finn Jonck...................................  Denmark, Estonia, Finland, Iceland, Latvia,
                                               Lithuania, Norway, Sweden
Matthias Meyer...............................  Azerbaijan, Kyrgyz Republic, Poland,
                                               Switzerland, Tajikistan, Turkmenistan,
                                               Uzbekistan
Terrie O'Leary...............................  Antigua and Barbuda, The Bahamas, Barbados,
                                               Belize, Canada, Dominica, Grenada, Guyana,
                                               Ireland, Jamaica, St. Kitts and Nevis, St.
                                               Lucia, St. Vincent and the Grenadines
Franco Passacantando.........................  Albania, Greece, Italy, Malta, Portugal, San
                                               Marino
Philippe M. Peeters..........................  Austria, Belarus, Belgium, Czech Republic,
                                               Hungary, Kazakhstan, Luxembourg, Slovak
                                               Republic, Slovenia, Turkey
Stephen Pickford.............................  United Kingdom
Moises Pineda................................  Costa Rica, El Salvador, Guatemala, Honduras,
                                               Mexico, Nicaragua, Spain, Venezuela
Jaime Ruiz...................................  Brazil, Colombia, Dominican Republic,
                                               Ecuador, Haiti, Panama, Philippines,
                                               Suriname, Trinidad and Tobago
Ahmed Sadoudi................................  Algeria, Ghana, Islamic Republic of Iran,
                                               Iraq, Morocco, Pakistan, Tunisia
Helmut Schaffer..............................  Germany
B.P. Singh...................................  Bangladesh, Bhutan, India, Sri Lanka

Mario Soto-Platero...........................  Argentina, Bolivia, Chile, Paraguay, Peru,
                                               Uruguay
Pieter Stek..................................  Armenia, Bosnia and Herzegovina, Bulgaria,
                                               Croatia, Cyprus, Georgia, Israel, former
                                               Yugoslav Republic of Macedonia, Moldova,
                                               Netherlands, Romania, Ukraine
Bassary Toure................................  Benin, Burkina Faso, Cameroon, Cape Verde,
                                               Central African Republic, Chad, Comoros,
                                               Democratic Republic of Congo, Republic of
                                               Congo, Cote d'Ivoire, Djibouti, Equatorial
                                               Guinea, Gabon, Guinea, Guinea-Bissau,
                                               Madagascar, Mali, Mauritania, Mauritius,
                                               Niger, Rwanda, Sao Tome and Principe,
                                               Senegal, Togo
Guangyao Zhu.................................  China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President....................................  James D. Wolfensohn
Managing Director............................  Sven Sandstrom
Managing Director............................  Shengman Zhang
Managing Director............................  Jeffrey A. Goldstein
Managing Director............................  Mamphela Ramphele
Managing Director............................  Peter Woicke
Senior Vice President and Chief Financial
  Officer....................................  Gary Perlin
Senior Vice President, Development Economics
  and Chief Economist........................  Nicholas Stern
Vice President, Financial Sector & Network
  Head, Finance, Private Sector &
  Infrastructure.............................  Cesare Calari
Vice President and Controller................  Fayezul H. Choudhury
Vice President, Latin America and the
  Caribbean..................................  David de Ferranti
Vice President and Network Head, Poverty
  Reduction and Economic Management..........  Cheryl W. Gray (Acting)
Vice President and Corporate Secretary.......  Cheikh Ibrahima Fall
Vice President and Network Head,
  Environmentally and Socially Sustainable
  Development................................  Ian Johnson
Vice President, External Affairs and UN
  Affairs....................................  Mats Karlsson
Vice President, East Asia and Pacific........  Jemal-ud-din Kassum
Vice President, Resource Mobilization and
  Cofinancing................................  Motoo Kusakabe
Vice President, Europe and Central Asia......  Johannes Linn
Vice President, Africa.......................  Callisto E. Madavo
Vice President and Chief Information
  Officer....................................  Mohamed Muhsin
Vice President, South Asia...................  Mieko Nishimizu
Vice President, External Affairs, Europe.....  Jean-Francois Rischard
Vice President and Network Head, Human
  Development................................  Jo Ritzen
Vice President and Network Head, Operations
  Policy and Country Services................  Joanne Salop

Vice President, Middle East and North
  Africa.....................................  Jean-Louis Sarbib
Vice President, Infrastructure and Private
  Sector Development and Network Head,
  Finance, Private Sector and
  Infrastructure.............................  Nemat Shafik
Vice President, Human Resources..............  Katherine Sierra
Vice President, Strategy and Resource
  Management.................................  Anil Sood
Vice President, World Bank Institute.........  Vinod Thomas
Vice President and General Counsel...........  Ko-Yung Tung
Vice President and Treasurer.................  Graeme Wheeler
Director-General, Operations Evaluation......  Robert Picciotto

                           THE ARTICLES OF AGREEMENT

The Articles constitute IBRD's governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

      FISCAL YEAR, ANNOUNCEMENTS, ALLOCATION OF NET INCOME AND AUDIT FEES

FISCAL YEAR

IBRD's fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD publishes an annual report containing its audited financial statements and distributes quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of IBRD (see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements Note G).

AUDIT FEES

For FY 2001, Deloitte Touche Tohmatsu (International Firm) (DTT) served as IBRD's independent external auditors. Administrative expenses for FY 2001 included IBRD's share of the following professional fees paid to DTT:
$0.7 million for audit services and $1.9 million for all other non-audit services. No services for financial information systems design and implementation were rendered by DTT during FY 2001.

DTT also provided audit and non-audit services to organizations affiliated with IBRD, as well as to trust funds administered by IBRD.

IBRD's Audit Committee has considered whether the external auditor's provision of non-audit services is compatible with the external auditor's independence.

                               GLOSSARY OF TERMS

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

EQUITY CAPITAL-TO-LOANS: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding and the present value of guarantees, net of the accumulated provision for loan losses.

FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:  London interbank offer rate.

MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

NEW LOANS: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

OLD LOANS: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

RETURN ON EQUITY: This return is computed as net income divided by the average equity balance during the year.

RISK BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------

Report of Independent Accountants...........................     47

Balance Sheet June 30, 2001 and June 30, 2000...............     48

Statement of Income for the three fiscal years ended June
  30, 2001..................................................     50

Statement of Comprehensive Income for the three fiscal years
  ended June 30, 2001.......................................     51

Statement of Changes in Retained Earnings for the three
  fiscal years ended June 30, 2001..........................     51

Statement of Cash Flows for the three fiscal years ended
  June 30, 2001.............................................     52

Summary Statement of Loans June 30, 2001....................     53

Statement of Subscriptions to Capital Stock and Voting Power
  June 30, 2001.............................................     56

Notes to Financial Statements...............................     60

--------------------------------------------------------------------------------

INFORMATION CONCERNING CERTAIN EVENTS THAT OCCURRED SUBSEQUENT TO JUNE 30, 2001 IS NOT REFLECTED IN THE FINANCIAL STATEMENTS BUT IS INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

[LOGO]

President and Board of Governors
International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 2001 and 2000, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2001, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2001. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended
June 30, 2001 in conformity with accounting principles generally accepted in the United States of America and International Accounting Standards.

As discussed in the Summary of Significant Accounting and Related Policies in the notes to the financial statements, the International Bank for Reconstruction and Development changed its method of accounting for derivative instruments to conform with Statement of Financial Accounting Standard (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133, and SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. The International Bank for Reconstruction and Development has also early-adopted International Accounting Standard No. 39, FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT.

[/s/ Deloitte Touche Tohmatsu (International Firm)]
[Washington, D.C.]

July 30, 2001

                                          ______________________________________

                                          Beijing London Mexico City Moscow New
                                          York
                                          Paris Tokyo Toronto

--------------------------------------------------------------------------------
Balance Sheet
June 30, 2001 and June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2001       2000
                                                              --------   --------
ASSETS

DUE FROM BANKS
  Unrestricted currencies...................................  $     50   $     32
  Currencies subject to restrictions--Note A................       635        659
                                                              --------   --------
                                                                   685        691
                                                              --------   --------
INVESTMENTS--Trading (including securities transferred under repurchase or security lending agreements of $206
  million--June 30, 2001)--Notes B and F....................    24,168     24,941

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Note B........       322        101

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................     1,838      1,670

AMOUNTS RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes B and F................................    11,043     11,317
  Borrowings (including an increase of $2,032 million due to
   FAS 133--June 30, 2001)--Notes D and F...................    63,326     67,231
  Other Asset/Liability (including an increase of $2 million
   due to FAS 133--June 30, 2001)--Notes E and F............       728         --
                                                              --------   --------
                                                                75,097     78,548
                                                              --------   --------
AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................       197        432

OTHER RECEIVABLES
  Amounts receivable from investment securities traded......       508        189
  Accrued income on loans...................................     2,036      2,196
                                                              --------   --------
                                                                 2,544      2,385
                                                              --------   --------
LOANS OUTSTANDING (see Summary Statement of Loans, Notes C
  and F)
  Total loans...............................................   156,800    164,858
  Less undisbursed balance..................................    37,934     44,754
                                                              --------   --------
      Loans outstanding.....................................   118,866    120,104
  Less:
    Accumulated provision for loan losses...................     3,959      3,400
    Deferred loan income....................................       500        460
                                                              --------   --------
      Net loans outstanding.................................   114,407    116,244
                                                              --------   --------

OTHER ASSETS
  Unamortized issuance costs of borrowings..................       489        608
  Miscellaneous--Note J.....................................     3,094      2,919
                                                              --------   --------
                                                                 3,583      3,527
                                                              --------   --------
TOTAL ASSETS................................................  $222,841   $228,539
                                                              ========   ========

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 2001 and June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2001       2000
                                                              --------   --------
LIABILITIES

BORROWINGS--Notes D and F
  Short-term................................................  $  6,918   $  4,730
  Medium- and long-term (including an increase of $45
   million due to FAS 133--June 30, 2001)...................    99,839    105,649
                                                              --------   --------
                                                               106,757    110,379
                                                              --------   --------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR
  CASH COLLATERAL RECEIVED--Note B..........................       207         --

AMOUNTS PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes B and F................................    10,791     11,720
  Borrowings (including an increase of $1,362 million due to
   FAS 133--June 30, 2001)--Notes D and F...................    68,051     70,864
  Other Asset/Liability--Notes E and F......................       701         --
                                                              --------   --------
                                                                79,543     82,584
                                                              --------   --------
AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................         8         56

OTHER LIABILITIES
  Amounts payable for investment securities purchased.......       686        529
  Accrued charges on borrowings.............................     3,232      3,312
  Payable for Board of Governors-approved
   transfers--Note G........................................     1,093        861
  Liabilities under other postretirement benefits
   plans--Note J............................................       129        119
  Accounts payable and miscellaneous liabilities............     1,616      1,410
                                                              --------   --------
                                                                 6,756      6,231
                                                              --------   --------
TOTAL LIABILITIES...........................................   193,271    199,250
                                                              --------   --------

EQUITY

CAPITAL STOCK (see Statement of Subscriptions to Capital
  Stock and Voting Power, Note A)
  Authorized capital (1,581,724 shares--June 30, 2001 and
   June 30, 2000)
    Subscribed capital (1,570,895 shares--June 30, 2001;
     1,563,443 shares--June 30, 2000).......................   189,505    188,606
    Less uncalled portion of subscriptions..................   178,029    177,188
                                                              --------   --------
                                                                11,476     11,418

AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note A......      (912)      (522)

PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--Note A........        --          7

RETAINED EARNINGS (see Statement of Changes in Retained
  Earnings, Note G).........................................    19,851     19,027

ACCUMULATED OTHER COMPREHENSIVE LOSS--Note L................      (845)      (641)
                                                              --------   --------

TOTAL EQUITY................................................    29,570     29,289
                                                              --------   --------

TOTAL LIABILITIES AND EQUITY................................  $222,841   $228,539
                                                              ========   ========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Statement of Income
For the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999

EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2001      2000      1999
                                                              -------   -------   ------
INCOME
  Income from loans--Note C
    Interest................................................  $ 8,052   $ 8,041   $7,535
    Commitment charges......................................       91       112      114
  Income from investments--Note B
    Trading
      Interest..............................................    1,476     1,575    1,425
      Net gains (losses)
        Realized............................................      (10)        3        1
        Unrealized..........................................       51         3       (5)
    Held-to-maturity
      Interest..............................................       --        --       47
      Realized gains........................................       --        --      237
  Income from securities purchased under resale
   agreements--Note B.......................................       29        12       15
  Income from Staff Retirement Plan--Note J.................      155       166      255
  Other income--Notes H and I...............................      171       133      134
                                                              -------   -------   ------
    Total income............................................   10,015    10,045    9,758
                                                              -------   -------   ------

EXPENSES
  Borrowing expenses--Note D
    Interest................................................    6,988     6,978    6,703
    Prepayment losses.......................................       33         1        1
    Amortization of issuance and other borrowing costs......      131       149      142
  Interest on securities sold under repurchase agreements
   and payable for cash collateral received--Note B.........        6         4       36
  Administrative expenses--Notes H and I....................      859       935      965
  Contributions to special programs--Note H.................      147       126      129
  Other postretirement benefits expense--Note J.............        7        10       10
  Provision for loan losses--Note C.........................      676      (166)     246
  Other expenses............................................       24        17        8
                                                              -------   -------   ------
    Total expenses..........................................    8,871     8,054    8,240
                                                              -------   -------   ------

OPERATING INCOME............................................    1,144     1,991    1,518

FAS 133 ADJUSTMENT..........................................      126        --       --
                                                              -------   -------   ------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE.................................................    1,270     1,991    1,518

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.........      219        --       --
                                                              -------   -------   ------

NET INCOME..................................................  $ 1,489   $ 1,991   $1,518
                                                              =======   =======   ======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2001     2000     1999
                                                              ------   ------   ------
Net income..................................................  $1,489   $1,991   $1,518
Other comprehensive income--Note L
  Cumulative effect of change in accounting principle.......     500       --       --
  Reclassification of FAS 133 transition adjustment to net
   income...................................................    (169)      --       --
  Currency translation adjustments..........................    (535)      (4)     323
                                                              ------   ------   ------
    Total other comprehensive income (loss).................    (204)      (4)     323
                                                              ------   ------   ------
Comprehensive income........................................  $1,285   $1,987   $1,841
                                                              ======   ======   ======

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2001      2000      1999
                                                              -------   -------   -------
Retained earnings at beginning of the fiscal year...........  $19,027   $17,709   $16,733
  Board of Governors-approved transfers to--Note G
    International Development Association...................     (320)     (348)     (352)
    Trust Fund for Gaza and West Bank.......................       --       (60)      (90)
    Trust Fund for East Timor...............................       --       (10)       --
    Heavily Indebted Poor Countries Debt Initiative Trust
     Fund...................................................     (250)     (200)     (100)
    Capacity building in Africa.............................      (30)      (30)       --
    Trust Fund for Kosovo...................................      (35)      (25)       --
    Trust Fund for Federal Republic of Yugoslavia...........      (30)       --        --
  Net income for the fiscal year............................    1,489     1,991     1,518
                                                              -------   -------   -------
Retained earnings at end of the fiscal year.................  $19,851   $19,027   $17,709
                                                              =======   =======   =======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2001       2000       1999
                                                              --------   --------   --------
Cash flows from lending and investing activities
  Loans
    Disbursements...........................................  $(11,707)  $(13,222)  $(18,100)
    Principal repayments....................................     9,623      9,973      9,988
    Principal prepayments...................................        70        499         94
    Loan origination fees received..........................         1         19         32
  Investments: Held-to-maturity
    Purchases of securities and repayments of securities
     sold under repurchase agreements.......................        --         --    (13,266)
    Maturities of securities and proceeds from securities
     sold under repurchase agreements.......................        --         --     13,426
    Proceeds from sale of held-to-maturity portfolio net of
     securities sold under repurchase agreements............        --         --      1,389
                                                              --------   --------   --------
        Net cash used in lending and investing activities...    (2,013)    (2,731)    (6,437)
                                                              --------   --------   --------
Cash flows from Board of Governors-approved transfers to
  International Development Association.....................       (20)       (50)        --
  Debt Reduction Facility for IDA-Only Countries............         3        (19)        --
  Trust Fund for Gaza and West Bank.........................       (17)       (83)       (62)
  Heavily Indebted Poor Countries Debt Initiative Trust
   Fund.....................................................      (250)      (200)        --
  Trust Fund for East Timor, Trust Fund for Kosovo, Trust
   Fund for Federal Republic of Yugoslavia, and capacity
   building in Africa.......................................       (95)       (65)        --
                                                              --------   --------   --------
        Net cash used in Board of Governors-approved
       transfers............................................      (379)      (417)       (62)
                                                              --------   --------   --------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues..............................................    17,223     15,206     21,846
    Retirements.............................................   (18,027)   (19,211)   (10,034)
  Net short-term borrowings.................................     1,870       (917)    (1,512)
  Net currency and interest rate swaps--Borrowings..........    (1,402)      (454)      (340)
  Net capital stock transactions............................        72        154        175
                                                              --------   --------   --------
        Net cash (used in) provided by financing
       activities...........................................      (264)    (5,222)    10,135
                                                              --------   --------   --------
Cash flows from operating activities
  Net income................................................     1,489      1,991      1,518
  Adjustments to reconcile net income to net cash provided
   by operating activities
    FAS 133 adjustment......................................      (126)        --         --
    Cumulative effect of change in accounting principle.....      (219)        --         --
    Depreciation and amortization...........................       979        884        819
    Amortization of deferred loan income....................       (49)       (30)       (20)
    Provision for loan losses...............................       676       (166)       246
    Income from Staff Retirement Plan.......................      (155)      (166)      (255)
    Gain on sale of held-to-maturity portfolio..............        --         --       (237)
    Changes in other assets and liabilities
      Decrease (increase) in accrued income on loans and
      held-to-maturity investments..........................       138        (99)       (46)
      Decrease (increase) in miscellaneous assets...........        82       (269)      (130)
      (Decrease) increase in accrued charges on
      borrowings............................................       (49)       322        470
      Increase (decrease) in accounts payable and
      miscellaneous liabilities.............................        54        135       (258)
                                                              --------   --------   --------
        Net cash provided by operating activities...........     2,820      2,602      2,107
                                                              --------   --------   --------
Effect on liquid investments due to decrease in net assets
  associated with other postretirement benefits.............  $     --   $     --   $    650
Effect of exchange rate changes on unrestricted cash and
  liquid investments........................................       (88)       (23)       224
                                                              --------   --------   --------
Net increase (decrease) in unrestricted cash and liquid
  investments...............................................        76     (5,791)     6,617
Unrestricted cash and liquid investments at beginning of the
  fiscal year...............................................    24,331     30,122     23,505
                                                              --------   --------   --------
Unrestricted cash and liquid investments at end of the
  fiscal year...............................................  $ 24,407   $ 24,331   $ 30,122
                                                              ========   ========   ========
Composition of unrestricted cash and liquid investments:
  Investments held in trading portfolio.....................  $ 24,168   $ 24,941   $ 30,345
  Unrestricted currencies...................................        50         32         33
  Net (payable) receivable for investment securities
   traded/purchased--Trading................................      (178)      (340)       (79)
  Net receivable (payable) from currency and interest rate
   swaps--Investments.......................................       252       (403)       (81)
  Net receivable (payable) for securities purchased/sold
   under resale/repurchase agreements and payable for cash
   collateral received......................................       115        101        (96)
                                                              --------   --------   --------
                                                              $ 24,407   $ 24,331   $ 30,122
                                                              ========   ========   ========
Supplemental disclosure
  Increase (decrease) in ending balances resulting from
   exchange rate fluctuations
    Loans outstanding.......................................  $ (3,329)  $     16   $  2,519
    Investments--Held-to-maturity...........................        --         --         13
    Borrowings..............................................    (5,530)    (1,173)     1,010
    Currency and interest rate swaps--Borrowings............     3,164      1,195      1,244
  Capitalized loan origination fees included in total
   loans....................................................        77        110        115

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Summary Statement of Loans
June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Algeria..............................................  $  1,883       $   42       $   460      $  1,381         1.16%
Argentina............................................    11,102          446         1,992         8,664         7.29
Armenia..............................................         8           --            --             8         0.01
Bahamas, The.........................................         2           --            --             2            *
Bangladesh...........................................        20           --            --            20         0.02
Barbados.............................................        29           15             2            12         0.01
Belarus..............................................       125           23             7            95         0.08
Belize...............................................        55            1            12            42         0.03
Bosnia and Herzegovina...............................       548           --            --           548         0.46
Botswana.............................................        12           --            --            12         0.01
Brazil...............................................    11,047          476         2,359         8,212         6.91
Bulgaria.............................................     1,012           77           150           785         0.66
Cameroon.............................................       243           53            --           190         0.16
Chad.................................................        40           40            --            --           --
Chile................................................       904           --           136           768         0.65
China................................................    19,059          706         7,112        11,241         9.46
Colombia.............................................     2,537          185           503         1,849         1.56
Congo, Democratic Republic of........................        80           --            --            80         0.07
Congo, Republic of...................................        42           --            --            42         0.03
Costa Rica...........................................       152           --            38           114         0.10
Cote d'Ivoire........................................       526           --            --           526         0.44
Croatia..............................................       602            5           217           380         0.32
Cyprus...............................................        30           --            --            30         0.02
Czech Republic.......................................       224           --            --           224         0.19
Dominica.............................................         7           --             4             3            *
Dominican Republic...................................       464           33           123           308         0.26
Ecuador..............................................     1,124           32           189           903         0.76
Egypt, Arab Republic of..............................       895           --           314           581         0.49
El Salvador..........................................       502           --           187           315         0.26
Estonia..............................................        84           --            21            63         0.05
Fiji.................................................        17           --            --            17         0.01
Gabon................................................        68           --             8            60         0.05
Ghana................................................         6           --            --             6         0.01
Grenada..............................................         9           --             6             3            *
Guatemala............................................       568           82           179           307         0.26
Guyana...............................................         6           --            --             6         0.01
Honduras.............................................       139           --            --           139         0.12
Hungary..............................................       591           --            18           573         0.48
India................................................    11,288        1,474         2,899         6,915         5.82
Indonesia............................................    13,359          284         1,477        11,598         9.76
Iran, Islamic Republic of............................       756           --           283           473         0.40
Iraq.................................................        35           --            --            35         0.03
Jamaica..............................................       418           --            28           390         0.33
Jordan...............................................     1,064           --           171           893         0.75
Kazakhstan...........................................     1,669           65           567         1,037         0.87

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Kenya................................................  $     33       $   --       $    --      $     33         0.03%
Korea, Republic of...................................     7,973           --            55         7,918         6.66
Latvia...............................................       312           37            42           233         0.20
Lebanon..............................................       645           20           375           250         0.21
Lesotho..............................................        88           --            32            56         0.05
Liberia..............................................       122           --            --           122         0.10
Lithuania............................................       382           --           128           254         0.21
Macedonia, former Yugoslav Republic of...............       204           16            76           112         0.09
Malawi...............................................         5           --            --             5            *
Malaysia.............................................     1,001           --           219           782         0.66
Mauritius............................................        91           --            14            77         0.06
Mexico...............................................    14,660        1,480         1,945        11,235         9.45
Moldova..............................................       197           --            13           184         0.15
Morocco..............................................     2,994          100           285         2,609         2.20
Nicaragua............................................         2           --            --             2            *
Nigeria..............................................     1,455           --            16         1,439         1.21
Oman.................................................         2           --            --             2            *
Pakistan.............................................     3,032           --           127         2,905         2.44
Panama...............................................       421           83            60           278         0.23
Papua New Guinea.....................................       343           --           114           229         0.19
Paraguay.............................................       292           --            91           201         0.17
Peru.................................................     2,851          177           110         2,564         2.16
Philippines..........................................     4,274           60           842         3,372         2.84
Poland...............................................     2,746          145           514         2,087         1.76
Romania..............................................     2,518          130           526         1,862         1.57
Russian Federation...................................     8,452          457         1,294         6,701         5.64
St. Kitts and Nevis..................................        12           --             7             5            *
St. Lucia............................................        13           --             7             6            *
St. Vincent and the Grenadines.......................         2           --             2             *            *
Seychelles...........................................         3           --            --             3            *
Slovak Republic......................................       164           --            --           164         0.14
Slovenia.............................................        95           --            17            78         0.07
South Africa.........................................        24           --            19             5            *
Sri Lanka............................................        10           --            --            10         0.01
Swaziland............................................        29           --            20             9         0.01
Syrian Arab Republic.................................        18           --            --            18         0.02
Tanzania.............................................         9           --            --             9         0.01
Thailand.............................................     3,520           --           588         2,932         2.47
Trinidad and Tobago..................................       124           --            34            90         0.08
Tunisia..............................................     1,745           73           496         1,176         0.99

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Turkey...............................................  $  6,133       $   --       $ 2,542      $  3,591         3.02%
Turkmenistan.........................................        65           --            36            29         0.02
Ukraine..............................................     2,343           53           281         2,009         1.69
Uruguay..............................................       738           33           159           546         0.46
Uzbekistan...........................................       405           --           184           221         0.19
Venezuela, Republica Bolivariana de..................     1,205           30           268           907         0.76
Yugoslavia, Federal Republic of......................     1,066           --            --         1,066         0.90
Zambia...............................................        24           --            --            24         0.02
Zimbabwe.............................................       396           --             1           395         0.33
                                                       --------       ------       -------      --------       ------
Subtotal(4)..........................................   156,589        6,933        31,001       118,655        99.83
Caribbean Development Bank(3)........................         5           --            --             5            *
International Finance Corporation....................       206           --            --           206         0.17
                                                       --------       ------       -------      --------       ------
Total--June 30, 2001(4)..............................  $156,800       $6,933       $31,001      $118,866       100.00%
                                                       ========       ======       =======      ========       ======
Total--June 30, 2000.................................  $164,858       $5,760       $38,994      $120,104
                                                       ========       ======       =======      ========

*   Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $5,475 million ($4,754 million--June 30, 2000) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $1,458 million ($1,006 million--June 30, 2000) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,018 million ($1,165 million--June 30, 2000).

3. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of subloans made in their territories.

4.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power
June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Afghanistan..............................        300       0.02%    $  36.2     $   3.6       $   32.6           550       0.03%
Albania..................................        830       0.05       100.1         3.6           96.5         1,080       0.07
Algeria..................................      9,252       0.59     1,116.1        67.1        1,049.0         9,502       0.59
Angola...................................      2,676       0.17       322.8        17.5          305.4         2,926       0.18
Antigua and Barbuda......................        520       0.03        62.7         1.3           61.5           770       0.05
Argentina................................     17,911       1.14     2,160.7       132.2        2,028.4        18,161       1.12
Armenia..................................      1,139       0.07       137.4         5.9          131.5         1,389       0.09
Australia................................     24,464       1.56     2,951.2       181.8        2,769.5        24,714       1.53
Austria..................................     11,063       0.70     1,334.6        80.7        1,253.9        11,313       0.70
Azerbaijan...............................      1,646       0.10       198.6         9.7          188.8         1,896       0.12
Bahamas, The.............................      1,071       0.07       129.2         5.4          123.8         1,321       0.08
Bahrain..................................      1,103       0.07       133.1         5.7          127.4         1,353       0.08
Bangladesh...............................      4,854       0.31       585.6        33.9          551.6         5,104       0.32
Barbados.................................        948       0.06       114.4         4.5          109.9         1,198       0.07
Belarus..................................      3,323       0.21       400.9        22.3          378.5         3,573       0.22
Belgium..................................     28,983       1.84     3,496.4       215.8        3,280.6        29,233       1.81
Belize...................................        586       0.04        70.7         1.8           68.9           836       0.05
Benin....................................        868       0.06       104.7         3.9          100.8         1,118       0.07
Bhutan...................................        479       0.03        57.8         1.0           56.8           729       0.05
Bolivia..................................      1,785       0.11       215.3        10.8          204.5         2,035       0.13
Bosnia and Herzegovina...................        549       0.03        66.2         5.8           60.4           799       0.05
Botswana.................................        615       0.04        74.2         2.0           72.2           865       0.05
Brazil...................................     33,287       2.12     4,015.6       245.5        3,770.1        33,537       2.07
Brunei Darussalam........................      2,373       0.15       286.3        15.2          271.1         2,623       0.16
Bulgaria.................................      5,215       0.33       629.1        36.5          592.6         5,465       0.34
Burkina Faso.............................        868       0.06       104.7         3.9          100.8         1,118       0.07
Burundi..................................        716       0.05        86.4         3.0           83.4           966       0.06
Cambodia.................................        214       0.01        25.8         2.6           23.2           464       0.03
Cameroon.................................      1,527       0.10       184.2         9.0          175.2         1,777       0.11
Canada...................................     44,795       2.85     5,403.8       334.9        5,068.9        45,045       2.79
Cape Verde...............................        508       0.03        61.3         1.2           60.1           758       0.05
Central African Republic.................        862       0.05       104.0         3.9          100.1         1,112       0.07
Chad.....................................        862       0.05       104.0         3.9          100.1         1,112       0.07
Chile....................................      6,931       0.44       836.1        49.6          786.6         7,181       0.44
China....................................     44,799       2.85     5,404.3       335.0        5,069.3        45,049       2.79
Colombia.................................      6,352       0.40       766.3        45.2          721.1         6,602       0.41
Comoros..................................        282       0.02        34.0         0.3           33.7           532       0.03
Congo, Democratic Republic of............      2,643       0.17       318.8        25.4          293.5         2,893       0.18
Congo, Republic of.......................        927       0.06       111.8         4.3          107.5         1,177       0.07
Costa Rica...............................        233       0.01        28.1         1.9           26.2           483       0.03
Cote d'Ivoire............................      2,516       0.16       303.5        16.4          287.1         2,766       0.17
Croatia..................................      2,293       0.15       276.6        17.3          259.3         2,543       0.16
Cyprus...................................      1,461       0.09       176.2         8.4          167.9         1,711       0.11
Czech Republic...........................      6,308       0.40       761.0        45.9          715.0         6,558       0.41
Denmark..................................     13,451       0.86     1,622.7        97.8        1,524.9        13,701       0.85
Djibouti.................................        559       0.04        67.4         1.6           65.9           809       0.05
Dominica.................................        504       0.03        60.8         1.1           59.7           754       0.05
Dominican Republic.......................      2,092       0.13       252.4        13.1          239.3         2,342       0.14
Ecuador..................................      2,771       0.18       334.3        18.2          316.1         3,021       0.19
Egypt, Arab Republic of..................      7,108       0.45       857.5        50.9          806.6         7,358       0.46

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
El Salvador..............................        141       0.01%    $  17.0     $   1.7       $   15.3           391       0.02%
Equatorial Guinea........................        715       0.05        86.3         2.7           83.5           965       0.06
Eritrea..................................        593       0.04        71.5         1.8           69.7           843       0.05
Estonia..................................        923       0.06       111.3         4.3          107.1         1,173       0.07
Ethiopia.................................        978       0.06       118.0         4.7          113.3         1,228       0.08
Fiji.....................................        987       0.06       119.1         4.8          114.3         1,237       0.08
Finland..................................      8,560       0.54     1,032.6        61.9          970.8         8,810       0.54
France...................................     69,397       4.42     8,371.7       520.4        7,851.3        69,647       4.31
Gabon....................................        987       0.06       119.1         5.1          113.9         1,237       0.08
Gambia, The..............................        543       0.03        65.5         1.5           64.0           793       0.05
Georgia..................................      1,584       0.10       191.1         9.3          181.8         1,834       0.11
Germany..................................     72,399       4.61     8,733.9       542.9        8,190.9        72,649       4.49
Ghana....................................      1,525       0.10       184.0        12.7          171.2         1,775       0.11
Greece...................................      1,684       0.11       203.1        14.1          189.1         1,934       0.12
Grenada..................................        531       0.03        64.1         1.4           62.7           781       0.05
Guatemala................................      2,001       0.13       241.4        12.4          229.0         2,251       0.14
Guinea...................................      1,292       0.08       155.9         7.1          148.8         1,542       0.10
Guinea-Bissau............................        540       0.03        65.1         1.4           63.7           790       0.05
Guyana...................................      1,058       0.07       127.6         5.3          122.3         1,308       0.08
Haiti....................................      1,067       0.07       128.7         5.4          123.3         1,317       0.08
Honduras.................................        641       0.04        77.3         2.3           75.0           891       0.06
Hungary..................................      8,050       0.51       971.1        58.0          913.1         8,300       0.51
Iceland..................................      1,258       0.08       151.8         6.8          144.9         1,508       0.09
India....................................     44,795       2.85     5,403.8       333.7        5,070.1        45,045       2.79
Indonesia................................     14,981       0.95     1,807.2       110.3        1,697.0        15,231       0.94
Iran, Islamic Republic of................     23,686       1.51     2,857.4       175.8        2,681.5        23,936       1.48
Iraq.....................................      2,808       0.18       338.7        27.1          311.6         3,058       0.19
Ireland..................................      5,271       0.34       635.9        37.1          598.8         5,521       0.34
Israel...................................      4,750       0.30       573.0        33.2          539.8         5,000       0.31
Italy....................................     44,795       2.85     5,403.8       334.8        5,069.0        45,045       2.79
Jamaica..................................      2,578       0.16       311.0        16.8          294.2         2,828       0.17
Japan....................................    127,000       8.08     15,320.6      944.0       14,376.7       127,250       7.87
Jordan...................................      1,388       0.09       167.4         7.8          159.6         1,638       0.10
Kazakhstan...............................      2,985       0.19       360.1        19.8          340.3         3,235       0.20
Kenya....................................      2,461       0.16       296.9        15.9          281.0         2,711       0.17
Kiribati.................................        465       0.03        56.1         0.9           55.2           715       0.04
Korea, Republic of.......................     15,817       1.01     1,908.1       114.5        1,793.5        16,067       0.99
Kuwait...................................     13,280       0.85     1,602.0        97.4        1,504.6        13,530       0.84
Kyrgyz Republic..........................      1,107       0.07       133.5         5.7          127.9         1,357       0.08
Lao People's Democratic Republic.........        178       0.01        21.5         1.5           20.0           428       0.03
Latvia...................................      1,384       0.09       167.0         7.8          159.2         1,634       0.10
Lebanon..................................        340       0.02        41.0         1.1           39.9           590       0.04
Lesotho..................................        663       0.04        80.0         2.3           77.6           913       0.06
Liberia..................................        463       0.03        55.9         2.6           53.3           713       0.04
Libya....................................      7,840       0.50       945.8        57.0          888.8         8,090       0.50
Lithuania................................      1,507       0.10       181.8         8.7          173.1         1,757       0.11
Luxembourg...............................      1,652       0.11       199.3         9.8          189.5         1,902       0.12
Macedonia, former Yugoslav Republic of...        427       0.03        51.5         3.2           48.3           677       0.04
Madagascar...............................      1,422       0.09       171.5         8.1          163.5         1,672       0.10
Malawi...................................      1,094       0.07       132.0         5.6          126.4         1,344       0.08

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Malaysia.................................      8,244       0.52%    $ 994.5     $  59.5       $  935.0         8,494       0.53%
Maldives.................................        469       0.03        56.6         0.9           55.7           719       0.04
Mali.....................................      1,162       0.07       140.2         6.1          134.1         1,412       0.09
Malta....................................      1,074       0.07       129.6         5.4          124.1         1,324       0.08
Marshall Islands.........................        469       0.03        56.6         0.9           55.7           719       0.04
Mauritania...............................        900       0.06       108.6         4.1          104.4         1,150       0.07
Mauritius................................      1,242       0.08       149.8         6.7          143.1         1,492       0.09
Mexico...................................     18,804       1.20     2,268.4       139.0        2,129.4        19,054       1.18
Micronesia, Federated States of..........        479       0.03        57.8         1.0           56.8           729       0.05
Moldova..................................      1,368       0.09       165.0         7.6          157.4         1,618       0.10
Mongolia.................................        466       0.03        56.2         2.3           53.9           716       0.04
Morocco..................................      4,973       0.32       599.9        34.8          565.1         5,223       0.32
Mozambique...............................        930       0.06       112.2         4.8          107.4         1,180       0.07
Myanmar..................................      2,484       0.16       299.7        16.1          283.6         2,734       0.17
Namibia..................................      1,523       0.10       183.7         8.8          174.9         1,773       0.11
Nepal....................................        968       0.06       116.8         4.6          112.1         1,218       0.08
Netherlands..............................     35,503       2.26     4,282.9       264.8        4,018.1        35,753       2.21
New Zealand..............................      7,236       0.46       872.9        51.9          821.0         7,486       0.46
Nicaragua................................        608       0.04        73.3         2.1           71.3           858       0.05
Niger....................................        852       0.05       102.8         3.8           99.0         1,102       0.07
Nigeria..................................     12,655       0.81     1,526.6        92.7        1,433.9        12,905       0.80
Norway...................................      9,982       0.64     1,204.2        72.6        1,131.6        10,232       0.63
Oman.....................................      1,561       0.10       188.3         9.1          179.2         1,811       0.11
Pakistan.................................      9,339       0.59     1,126.6        67.8        1,058.9         9,589       0.59
Palau, Republic of.......................         16          *         1.9         0.2            1.8           266       0.02
Panama...................................        385       0.02        46.4         3.2           43.2           635       0.04
Papua New Guinea.........................      1,294       0.08       156.1         7.1          149.0         1,544       0.10
Paraguay.................................      1,229       0.08       148.3         6.6          141.6         1,479       0.09
Peru.....................................      5,331       0.34       643.1        37.5          605.6         5,581       0.35
Philippines..............................      6,844       0.44       825.6        48.9          776.7         7,094       0.44
Poland...................................     10,908       0.69     1,315.9        79.6        1,236.3        11,158       0.69
Portugal.................................      5,460       0.35       658.7        38.5          620.2         5,710       0.35
Qatar....................................      1,096       0.07       132.2         9.0          123.3         1,346       0.08
Romania..................................      4,011       0.26       483.9        30.5          453.4         4,261       0.26
Russian Federation.......................     44,795       2.85     5,403.8       333.9        5,070.0        45,045       2.79
Rwanda...................................      1,046       0.07       126.2         5.2          120.9         1,296       0.08
St. Kitts and Nevis......................        275       0.02        33.2         0.3           32.9           525       0.03
St. Lucia................................        552       0.04        66.6         1.5           65.1           802       0.05
St. Vincent and the Grenadines...........        278       0.02        33.5         0.3           33.2           528       0.03
Samoa....................................        531       0.03        64.1         1.4           62.7           781       0.05
San Marino...............................        595       0.04        71.8         2.5           69.3           845       0.05
Sao Tome and Principe....................        495       0.03        59.7         1.1           58.6           745       0.05
Saudi Arabia.............................     44,795       2.85     5,403.8       335.0        5,068.9        45,045       2.79
Senegal..................................      2,072       0.13       250.0        13.0          237.0         2,322       0.14
Seychelles...............................        263       0.02        31.7         0.2           31.6           513       0.03
Sierra Leone.............................        718       0.05        86.6         3.0           83.6           968       0.06
Singapore................................        320       0.02        38.6         3.9           34.7           570       0.04
Slovak Republic..........................      3,216       0.20       388.0        23.0          365.0         3,466       0.21
Slovenia.................................      1,261       0.08       152.1         9.5          142.6         1,511       0.09
Solomon Islands..........................        513       0.03        61.9         1.2           60.7           763       0.05

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Somalia..................................        552       0.04%    $  66.6     $   3.3       $   63.3           802       0.05%
South Africa.............................     13,462       0.86     1,624.0        98.8        1,525.2        13,712       0.85
Spain....................................     27,997       1.78     3,377.4       206.8        3,170.6        28,247       1.75
Sri Lanka................................      3,817       0.24       460.5        26.1          434.3         4,067       0.25
Sudan....................................        850       0.05       102.5         7.2           95.3         1,100       0.07
Suriname.................................        412       0.03        49.7         2.0           47.7           662       0.04
Swaziland................................        440       0.03        53.1         2.0           51.1           690       0.04
Sweden...................................     14,974       0.95     1,806.4       110.2        1,696.2        15,224       0.94
Switzerland..............................     26,606       1.69     3,209.6       197.2        3,012.4        26,856       1.66
Syrian Arab Republic.....................      2,202       0.14       265.6        14.0          251.7         2,452       0.15
Tajikistan...............................      1,060       0.07       127.9         5.3          122.5         1,310       0.08
Tanzania.................................      1,295       0.08       156.2        10.0          146.2         1,545       0.10
Thailand.................................      6,349       0.40       765.9        45.2          720.7         6,599       0.41
Togo.....................................      1,105       0.07       133.3         5.7          127.6         1,355       0.08
Tonga....................................        494       0.03        59.6         1.1           58.5           744       0.05
Trinidad and Tobago......................      2,664       0.17       321.4        17.6          303.7         2,914       0.18
Tunisia..................................        719       0.05        86.7         5.7           81.1           969       0.06
Turkey...................................      8,328       0.53     1,004.6        59.8          944.8         8,578       0.53
Turkmenistan.............................        526       0.03        63.5         2.9           60.5           776       0.05
Uganda...................................        617       0.04        74.4         4.4           70.1           867       0.05
Ukraine..................................     10,908       0.69     1,315.9        79.3        1,236.6        11,158       0.69
United Arab Emirates.....................      2,385       0.15       287.7        22.6          265.1         2,635       0.16
United Kingdom...........................     69,397       4.42     8,371.7       539.5        7,832.2        69,647       4.31
United States............................    264,969      16.87     31,964.5    1,998.4       29,966.2       265,219      16.41
Uruguay..................................      2,812       0.18       339.2        18.6          320.7         3,062       0.19
Uzbekistan...............................      2,493       0.16       300.7        16.1          284.7         2,743       0.17
Vanuatu..................................        586       0.04        70.7         1.8           68.9           836       0.05
Venezuela, Republica Bolivariana de......     20,361       1.30     2,456.2       150.8        2,305.5        20,611       1.27
Vietnam..................................        968       0.06       116.8         8.1          108.7         1,218       0.08
Yemen, Republic of.......................      2,212       0.14       266.8        14.0          252.8         2,462       0.15
Yugoslavia, Federal Republic of..........      1,597       0.10       192.7        16.9          175.7         1,847       0.11
Zambia...................................      2,810       0.18       339.0        20.0          319.0         3,060       0.19
Zimbabwe.................................      3,325       0.21       401.1        22.4          378.7         3,575       0.22
                                           ---------     ------     --------    -------       --------     ---------     ------
Total--June 30, 2001(2)..................  1,570,895     100.00%    $189,505    $11,476       $178,029     1,616,645     100.00%
                                           =========     ======     ========    =======       ========     =========     ======
Total--June 30, 2000.....................  1,563,443     100.00%    $188,606    $11,418       $177,188     1,608,693
                                           =========     ======     ========    =======       ========     =========

*   Indicates amounts less than 0.005 percent.

----------

NOTES

1.  See Notes to Financial Statements--Note A.

2.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association
(IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's main goal is to reduce poverty through promoting economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic income from pension and other postre-tirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform to the current year's presentation.

ACCOUNTING AND REPORTING DEVELOPMENTS: On July 1, 2000, IBRD adopted the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments. In addition, IBRD adopted International Accounting Standard (IAS) 39, "Financial
Instruments: Recognition and Measurement". Although adoption of IAS 39 is not required for IBRD until July 1, 2001, IBRD elected to adopt this standard concurrently with SFAS No. 133. These standards are collectively referred to as FAS 133 in this document. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet and reported at fair value.

IBRD uses derivative instruments in its investments and borrowings portfolios and for asset/liability management purposes. In applying FAS 133 for purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. While the derivatives in the borrowings portfolio require an adjustment under FAS 133, as do the Other Asset/ Liability swaps, no adjustment is required to the investments portfolio since those derivative instruments are already recorded at fair value as part of the trading portfolio. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments, as defined by FAS 133, in the borrowings portfolio on July 1, 2000, offset by any gains or losses on those borrowings for which a fair value exposure was being hedged. Upon adoption of FAS 133, IBRD's net income was increased by $219 million and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

Since IBRD has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

The amounts reclassified into earnings for the year ended June 30, 2001 of $169 million have been included in Reclassification of FAS 133 Transition Adjustment to Net Income in the statement of comprehensive income. On the statement of income these reclassifications are included in the FAS 133 Adjustment.

During fiscal year 2001, IBRD adopted prospectively SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of SFAS No. 125". This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain additional disclosures. As applied to IBRD, this statement requires that securities transferred under repurchase or security lending agreements be disclosed separately from other trading investments. Adoption of this standard did not have a material impact on IBRD's financial statements.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included in Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting income. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the SRP.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fees amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

In addition, on May 8, 2001, the Executive Directors approved a financial assistance package for the Federal Republic of Yugoslavia (FRY) in connection with its succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY) in IBRD. One component of that package is a plan for the clearance of arrears under all loans to the former SFRY for which the FRY has accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears would be consolidated into one or more new IBRD loans. The exact terms of the consolidation loans are being negotiated with the FRY authorities.

IBRD's treatment of FRY is based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or addition to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. Securities designated for other postretirement benefits are carried and reported at market value or at their estimated fair values. The changes in the values of the securities designated for other postretirement benefits are included in the determination of net income. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, interest rate swaps, and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL RECEIVED: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to take advantage of cost saving opportunities across capital markets to lower its funding costs. These instruments include currency and interest rate swaps, swap spread-locks, swaptions, and structures with embedded optionality. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Prior to the adoption of FAS 133 on July 1, 2000, all derivatives were recorded on an historical cost basis using synthetic accounting; upon termination, the change in the derivative's market value was recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing was prepaid, the change in the associated derivative's market value was recognized immediately as an adjustment to the cost of the underlying borrowing instrument. However, upon adoption of FAS 133, these derivatives are carried at market value.

OTHER DERIVATIVES: As part of asset/liability management, IBRD entered into a number of currency swaps in fiscal year 2001 to better align its currency composition of Equity with that of loans. These currency swap payables and receivables are recorded at market value in accordance with FAS 133.

FAIR VALUE DISCLOSURES: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable may not be determinable.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES,
MAINTENANCE OF VALUE, AND MEMBERSHIP

CAPITAL STOCK: At June 30, 2001, IBRD's capital comprised 1,581,724 (1,581,724--June 30, 2000) authorized shares, of which 1,570,895
(1,563,443--June 30, 2000) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,476 million ($11,418 million--June 30, 2000) has been paid in, and the remaining $178,029 million ($177,188 million--June 30, 2000) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

CURRENCIES SUBJECT TO RESTRICTIONS: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE: Of the total amount of $912 million ($522 million--June 30, 2000) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $198 million ($169 million--June 30, 2000) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $714 million ($353 million--June 30, 2000) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

MEMBERSHIP: In February 1993, IBRD's Executive Directors decided that the former Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (FRY) were authorized to succeed to the SFRY's membership when certain requirements were met, including entering into an agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. On May 8, 2001, the Executive Directors approved a membership and financial assistance package for the FRY in connection with its succession to membership of the former SFRY in IBRD. One component of that package is a plan for the clearance of arrears under all loans to the former SFRY for which FRY has accepted liability. The paid-in portion of the SFRY's subscribed capital allocated to the FRY which was included under Payments on Account of Pending Subscriptions in fiscal year 2000, is now included in capital stock. All five of the successor Republics have now become members of IBRD.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures and options contracts. Futures contracts generally entail daily settlement of the net cash margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2001, IBRD had received $319 million of securities under resale agreements. None of these securities has been included in the assets of IBRD.

HELD-TO-MATURITY PORTFOLIO: During fiscal year 1999, IBRD liquidated the securities in the held-to-maturity portfolio and thereby realized a gain of $237 million.

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 2001 and June 30, 2000 is as follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                                                                                OTHER
                                             EURO(A)            JAPANESE YEN          U.S. DOLLARS           CURRENCIES
                                       -------------------   -------------------   -------------------   -------------------
                                         2001       2000       2001       2000       2001       2000       2001       2000
                                       --------   --------   --------   --------   --------   --------   --------   --------
TRADING:
Government and agency obligations:
  Carrying value.....................     5,359     3,386       2,221     3,596       1,118       911          21         34
  Average balance during fiscal
   year..............................     4,355     2,253       2,935     4,266       1,200     1,020          19         53
  Net gains (losses) for the fiscal
   year..............................         8      (56)           5      (50)           9      (12)           *          *
  Average yield (%)..................      4.75      4.87        0.24    (0.18)        4.83      6.77        5.09       6.31
  Average maturity (years)...........      2.94      1.52        3.27      1.09        3.80      1.08        0.29       1.27
Time deposits:
  Carrying value.....................       848     3,252         188       289       9,014     7,289         980      1,611
  Average balance during fiscal
   year..............................     1,705     2,895         311       564       8,495    11,790       1,064      1,339
  Average yield (%)..................      4.62      4.31        0.08      0.08        4.14      6.95        4.99       5.19
  Average maturity (years)...........      0.09      0.26        0.02      0.15        0.08      0.13        0.04       0.16
Asset-backed securities:
  Carrying value.....................        --        --          --        --       4,413     4,573          --         --
  Average balance during fiscal
   year..............................        --        --          --        --       4,494     3,966          --         --
  Net gains (losses) for the fiscal
   year..............................        --        --          --        --          22       (1)          --         --
  Average yield (%)..................        --        --          --        --        4.92      6.60          --         --
  Average maturity (years)...........        --        --          --        --        8.37      7.55          --         --
Options, futures and forwards:
  Carrying value.....................        --       (*)          --         *           6        --          --         --
  Average balance during fiscal
   year..............................       (*)         2           *         *           2         *          --          *
  Net gains (losses) for the fiscal
   year..............................        --         1          --       (*)         (*)         1          --        (*)
TOTAL TRADING INVESTMENTS**
  Carrying value.....................     6,207     6,638       2,409     3,885      14,551    12,773       1,001      1,645
  Average balance during fiscal
   year..............................     6,060     5,150       3,246     4,830      14,191    16,776       1,083      1,392
  Net gains (losses) for the fiscal
   year (b)..........................         8      (55)           5      (50)          31      (12)           *          *
REPURCHASE AGREEMENTS & SECURITIES
  LOANS:
  Carrying value.....................        --        --          --        --       (207)        --          --         --
  Average balance during fiscal
   year..............................        --        --          --        --       (108)      (76)          --         --
  Average cost (%)...................        --        --          --        --        4.13        --          --         --
  Average maturity (years)...........        --        --          --        --        0.01        --          --         --
RESALE AGREEMENTS:
  Carrying value.....................        --        --          --        --         322       101          --         --
  Average balance during fiscal
   year..............................        --         3          --        --         506       204          --         --
  Average yield (%)..................        --        --          --        --        4.34      6.50          --         --
  Average maturity (years)...........        --        --          --        --        0.01      2.38          --         --
SHORT SALES:(C)
  Carrying value.....................        --        --          --        --        (63)     (100)          --         --
  Average balance during fiscal
   year..............................        --        --          --        --       (214)      (35)          --         --
CURRENCY SWAPS RECEIVABLE:
  Carrying value.....................        --        --          --        --       1,354     4,189          --         --
  Average balance during fiscal
   year..............................        --         1          --        --       2,248     3,819          14         27
  Average yield (%)..................        --        --          --        --        4.36      6.71          --         --
  Average maturity (years)...........        --        --          --        --        0.08      0.27          --         --
CURRENCY SWAPS PAYABLE:
  Carrying value.....................     (683)   (2,907)        (40)     (103)          --        --       (600)    (1,164)
  Average balance during fiscal
   year..............................   (1,465)   (2,482)        (90)     (302)        (14)      (28)       (665)      (991)
  Average cost (%)...................      4.60      4.28        0.06      0.14          --        --        5.18       5.39
  Average maturity (years)...........      0.11      0.30        0.07      0.39          --        --        0.06       0.22

                                               ALL
                                           CURRENCIES
                                       -------------------
                                         2001       2000
                                       --------   --------
TRADING:
Government and agency obligations:
  Carrying value.....................     8,719     7,927
  Average balance during fiscal
   year..............................     8,509     7,592
  Net gains (losses) for the fiscal
   year..............................        22     (118)
  Average yield (%)..................      3.59      2.77
  Average maturity (years)...........      3.13      1.27
Time deposits:
  Carrying value.....................    11,030    12,441
  Average balance during fiscal
   year..............................    11,575    16,588
  Average yield (%)..................      4.18      5.87
  Average maturity (years)...........      0.07      0.17
Asset-backed securities:
  Carrying value.....................     4,413     4,573
  Average balance during fiscal
   year..............................     4,494     3,966
  Net gains (losses) for the fiscal
   year..............................        22       (1)
  Average yield (%)..................      4.92      6.60
  Average maturity (years)...........      8.37      7.55
Options, futures and forwards:
  Carrying value.....................         6       (*)
  Average balance during fiscal
   year..............................         2         2
  Net gains (losses) for the fiscal
   year..............................       (*)         2
TOTAL TRADING INVESTMENTS**
  Carrying value.....................    24,168    24,941
  Average balance during fiscal
   year..............................    24,580    28,148
  Net gains (losses) for the fiscal
   year (b)..........................        44     (117)
REPURCHASE AGREEMENTS & SECURITIES
  LOANS:
  Carrying value.....................     (207)        --
  Average balance during fiscal
   year..............................     (108)      (76)
  Average cost (%)...................      4.13        --
  Average maturity (years)...........      0.01        --
RESALE AGREEMENTS:
  Carrying value.....................       322       101
  Average balance during fiscal
   year..............................       506       207
  Average yield (%)..................      4.34      6.50
  Average maturity (years)...........      0.01      2.38
SHORT SALES:(C)
  Carrying value.....................      (63)     (100)
  Average balance during fiscal
   year..............................     (214)      (35)
CURRENCY SWAPS RECEIVABLE:
  Carrying value.....................     1,354     4,189
  Average balance during fiscal
   year..............................     2,262     3,847
  Average yield (%)..................      4.36      6.71
  Average maturity (years)...........      0.08      0.27
CURRENCY SWAPS PAYABLE:
  Carrying value.....................   (1,323)   (4,174)
  Average balance during fiscal
   year..............................   (2,234)   (3,803)
  Average cost (%)...................      4.72      4.48
  Average maturity (years)...........      0.08      0.28

--------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                                                                                OTHER
                                             EURO(A)            JAPANESE YEN          U.S. DOLLARS           CURRENCIES
                                       -------------------   -------------------   -------------------   -------------------
                                         2001       2000       2001       2000       2001       2000       2001       2000
                                       --------   --------   --------   --------   --------   --------   --------   --------
CROSS-CURRENCY INTEREST RATE SWAPS
  RECEIVABLE:(D)
  Carrying value.....................        --        --         892       291       8,797     6,837          --         --
  Average balance during fiscal
   year..............................        --        --         537       277       7,729     6,232          --         --
  Net gains (losses) for the fiscal
   year(b)...........................        --        --         (7)       (3)          20       (*)          --         --
  Average yield (%)..................        --        --        0.07      0.41        4.30      6.50          --         --
  Average maturity (years)...........        --        --        0.31      1.12        2.23      1.30          --         --
CROSS-CURRENCY INTEREST RATE SWAPS
  PAYABLE:(D)
  Carrying value.....................   (5,365)   (3,381)     (3,116)   (3,882)       (952)     (258)        (18)       (21)
  Average balance during fiscal
   year..............................   (4,359)   (2,251)     (3,443)   (4,535)       (536)     (251)        (19)       (55)
  Net gains (losses) for the fiscal
   year(b)...........................      (14)        56         (1)        54         (2)       (*)         (*)        (1)
  Average cost (%)...................      4.72      4.87        0.14    (0.14)        3.88      6.50        5.06       6.31
  Average maturity (years)...........      2.95      1.54        1.49      1.12        0.31      1.28        0.29       1.27
NET INTEREST RATE SWAPS:(D)
  Carrying value.....................        --        --          --        --        (17)       (4)          --         --
  Average balance during fiscal
   year..............................        --        --          --        --         (7)      (10)          --         --
  Net gains (losses) for the fiscal
   year(b)...........................        --        --          --        --           1        17          --         --
  Average cost (%)...................        --        --          --        --        0.05      0.07          --         --
  Average maturity (years)...........        --        --          --        --        0.90      1.18          --         --

                                               ALL
                                           CURRENCIES
                                       -------------------
                                         2001       2000
                                       --------   --------
CROSS-CURRENCY INTEREST RATE SWAPS
  RECEIVABLE:(D)
  Carrying value.....................     9,689     7,128
  Average balance during fiscal
   year..............................     8,266     6,509
  Net gains (losses) for the fiscal
   year(b)...........................        13       (3)
  Average yield (%)..................      3.91      6.25
  Average maturity (years)...........      2.05      1.30
CROSS-CURRENCY INTEREST RATE SWAPS
  PAYABLE:(D)
  Carrying value.....................   (9,451)   (7,542)
  Average balance during fiscal
   year..............................   (8,357)   (7,092)
  Net gains (losses) for the fiscal
   year(b)...........................      (17)       109
  Average cost (%)...................      3.11      2.33
  Average maturity (years)...........      2.19      1.31
NET INTEREST RATE SWAPS:(D)
  Carrying value.....................      (17)       (4)
  Average balance during fiscal
   year..............................       (7)      (10)
  Net gains (losses) for the fiscal
   year(b)...........................         1        17
  Average cost (%)...................      0.05      0.07
  Average maturity (years)...........      0.90      1.18

--------------------------------------------------------------------------------

a. Effective January 1, 1999, the euro was introduced. For reporting purposes, holdings in the twelve national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

b. Included in Net gains (losses) on the Trading portfolio in the income statement.

c. Included in Amounts Payable for Investment Securities Purchased on the balance sheet.

d.  Included in Currency and Interest Rate Swaps--Trading on the balance sheet.

*   Less than $0.5 million, 0.005 percent, or 0.05 years.

**  May differ from the sum of individual figures due to rounding.

NOTE C--LOANS, COFINANCING AND GUARANTEES

IBRD's loan portfolio includes multicurrency loans, single currency pool loans and single currency loans. Each of these is described below. At June 30, 2001 only single currency loans which carry either a variable or fixed spread were available for new commitments.

MULTICURRENCY LOANS

FIXED RATE LOANS: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

ADJUSTABLE RATE LOANS: In 1982, IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a lending spread(a), resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans. IBRD has withdrawn these loan terms for commitments for which the invitation to negotiate was issued on or after March 1, 2001.

SINGLE CURRENCY POOL LOANS

In fiscal year 1997, IBRD offered its borrowers the opportunity to convert their existing multicurrency pool loans to single currency pools. These pools were available in four currencies (U.S. dollar, Japanese yen, Deutsche mark, or Swiss franc). At inception, each single currency pool reflected the composition of the multicurrency pool. However, as of June 30, 1999, all of the pools had exceeded the 90% target in the designated currency. All adjustable rate multicurrency pool loans that were converted to single currency pools carry the applicable pool's adjustable lending rate, reset semi-annually to reflect the previous semester average cost of outstanding borrowings allocated to fund that pool weighted by the shares of currencies in the pool, plus a spread of 50 basis points. Any fixed-rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

SINGLE CURRENCY LOANS

FIXED-RATE LOANS: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the semiannual rate-fixing date for loan amounts disbursed during the preceding six-month period, plus a total spread consisting of (a) IBRD's funding cost margin for these loans in the loan currency, (b) a market risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a lending spread. As of December 1, 1999, fixed-rate single currency loans were no longer available for new commitments.

VARIABLE-SPREAD LOANS: IBRD introduced variable-spread single currency loans in 1993. The rates charged on variable-spread single currency loans are a pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of (a) IBRD's average funding cost margin for these loans and (b) a lending spread.

---------

a. Until July 31, 1998, the lending spread was 50 basis points. However, during the first quarter of fiscal year 1999, the lending spread charged by IBRD to its borrowers was increased by 25 basis points to 75 basis points for loans where the invitation to negotiate was issued on or after July 31, 1998. In addition, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced.

Certain variable-spread single currency loans, including the Special Structural and Sector Adjustment Loans introduced in fiscal year 1999, have non-standard terms. These loans have a fixed spread ranging from 75 to 400 basis points over LIBOR, a front-end fee, and are not eligible for waivers of interest or commitment charges.

FIXED-SPREAD LOANS: IBRD introduced fixed-spread loans in fiscal year 2000. These loans have an interest rate based on LIBOR plus a spread that will be fixed for the life of the loan. The spread is currently 55 basis points for U.S. dollar and euro denominated loans, and 50 basis points for Japanese yen denominated loans. A commitment charge premium of 10 basis points over the standard 75 basis points charged on other IBRD loans will be included for the first four years from the date the commitment charge begins to accrue.

Borrowers selecting this product have the flexibility to change the currency or interest rate basis over the life of the loan, subject to certain conditions.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ended June 30, 2001, the following interest waivers on disbursed and outstanding loans to eligible borrowers were in effect. With respect to loans for which the invitation to negotiate was issued on or after July 31, 1998, and which carry a 75 basis point lending spread, the interest waiver was 25 basis points. A similar waiver was in effect for the fiscal years ended June 30, 2000 and June 30, 1999. With respect to loans for which the invitation to negotiate was issued before July 31, 1998, and which carry a 50 basis point lending spread, the interest waiver was 15 basis points. A waiver of 5 basis points was in effect during the fiscal years ended June 30, 2000 and June 30, 1999. For the fiscal year ended June 30, 2001, the combined effect of these waivers was to reduce Net Income by $139 million ($59 million--June 30, 2000, $102 million--June 30, 1999).

A one-year commitment charge waiver of 50 basis points was in effect on all eligible undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ended June 30, 2001. A similar waiver of 50 basis points was in effect for the fiscal years ended June 30, 2000 and June 30, 1999. For the fiscal year ended June 30, 2001, the effect of the commitment charge waiver was to reduce Net Income by $169 million ($207 million--June 30, 2000, $229 million--June 30, 1999).

A summary of IBRD's outstanding loans by currency and product at June 30, 2001 and June 30, 2000 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------
                                                             2001
                          --------------------------------------------------------------------------

                                EURO(A)            JAPANESE YEN          U.S. DOLLARS        OTHERS
                          -------------------   -------------------   -------------------   --------
                           FIXED     ADJUST.     FIXED     ADJUST.     FIXED     ADJUST.     FIXED
                          --------   --------   --------   --------   --------   --------   --------
Multicurrency loans(b,c)
  Amount................   $  261    $ 8,417     $ 206     $ 9,865    $   351    $10,447     $ 160
  Weighted average rate
    (%)(d)..............     8.15       5.04      8.09        5.04       8.39       5.13      7.84

Single currency pools
  Amount................   $    3    $ 2,997     $  --     $    47    $    26    $27,448     $  --
  Weighted average rate
    (%)(d)..............    10.93       7.26        --        3.94      11.37       8.76        --
  Average Maturity
    (years).............     0.47       4.02        --        3.25       0.45       4.26        --

Single currency loans(e)
  Amount................   $  522    $ 1,468     $  --     $   137    $14,467    $37,308     $  --
  Weighted average rate
    (%)(d)..............     5.48       4.79        --        0.31       6.74       5.55        --
  Average Maturity
    (years).............     4.87       6.68        --        7.09       4.82       6.02        --

Fixed-spread single
  currency loans
  Amount................   $  265    $    64     $  --     $    --    $   215    $ 2,656     $  --
  Weighted average rate
    (%)(d)..............     6.29       5.04        --          --       6.92       4.61        --
                           ------    -------     -----     -------    -------    -------     -----
TOTAL LOANS
  Amount................   $1,051    $12,946     $ 206     $10,049    $15,059    $77,859     $ 160
  Weighted average rate
    (%)(d)..............     6.36       5.52      8.09        4.97       6.79       6.59      7.84
TOTAL LOANS.........................................................................................

Less accumulated provision for loan losses and deferred loan income.................................
Net loans outstanding...............................................................................
----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLL  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------  -----------------------------------------
                                            2001
                          -----------------------------------------
                                            LOANS
                           OTHERS        OUTSTANDING
                          --------   -------------------
                          ADJUST.     FIXED     ADJUST.     TOTAL
                          --------   --------   --------   --------
Multicurrency loans(b,c)
  Amount................   $1,534    $   978    $ 30,263   $ 31,241
  Weighted average rate
    (%)(d)..............     5.04       8.17        5.07       5.17
Single currency pools
  Amount................   $   --    $    29    $ 30,492   $ 30,521
  Weighted average rate
    (%)(d)..............       --      11.33        8.61       8.61
  Average Maturity
    (years).............       --       0.45        4.24       4.23
Single currency loans(e)
  Amount................   $    2    $14,989    $ 38,915   $ 53,904
  Weighted average rate
    (%)(d)..............     3.38       6.69        5.50       5.83
  Average Maturity
    (years).............     4.47       4.82        6.05       5.70
Fixed-spread single
  currency loans
  Amount................   $   --    $   480    $  2,720   $  3,200
  Weighted average rate
    (%)(d)..............       --       6.57        4.62       4.91
                           ------    -------    --------   --------
TOTAL LOANS
  Amount................   $1,536    $16,476    $102,390   $118,866
  Weighted average rate
    (%)(d)..............     5.04       6.79        6.27       6.35
                                                           --------
TOTAL LOANS.............                                   $118,866
Less accumulated provisi                                      4,459
                                                           --------
Net loans outstanding...                                   $114,407
                                                           ========
------------------------

NOTE: FOR FOOTNOTES SEE FOLLOWING PAGE.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------
                                                             2000
                          --------------------------------------------------------------------------

                                EURO(A)            JAPANESE YEN          U.S. DOLLARS        OTHERS
                          -------------------   -------------------   -------------------   --------
                           FIXED     ADJUST.     FIXED     ADJUST.     FIXED     ADJUST.     FIXED
                          --------   --------   --------   --------   --------   --------   --------
Multicurrency loans(b,c)
  Amount................   $  386    $10,004     $ 364     $12,622    $   479    $11,283     $ 221
  Weighted average rate
    (%)(d)..............     8.28       5.23      8.30        5.23       8.08       5.28      7.92

Single currency pools
  Amount................   $    7    $ 3,860     $  --     $    68    $    63    $31,424     $  --
  Weighted average rate
    (%)(d)..............    10.61       6.71        --        4.05      11.06       8.66        --
  Average Maturity
    (years).............     0.85       4.31        --        3.50       0.84       4.63        --

Single currency loans(e)
  Amount................   $  463    $ 1,126     $  --     $   160    $12,486    $32,476     $  --
  Weighted average rate
    (%)(d)..............     5.46       4.50        --        0.35       6.76       7.29        --
  Average Maturity
    (years).............     5.20       6.81        --        7.84       5.45       6.47        --

Fixed-spread single
  currency loans
  Amount................   $  229    $    --     $  --     $    --    $    --    $   739     $  --
  Weighted average rate
    (%)(d)..............     6.36         --        --          --         --       7.57        --
                           ------    -------     -----     -------    -------    -------     -----
TOTAL LOANS
  Amount................   $1,085    $14,990     $ 364     $12,850    $13,028    $75,922     $ 221
  Weighted average rate
    (%)(d)..............     6.69       5.55      8.30        5.16       6.83       7.56      7.92
TOTAL LOANS.........................................................................................

  Less accumulated provision for loan losses and deferred loan income...............................
Net loans outstanding...............................................................................
----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLL  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------  -----------------------------------------
                                            2000
                          -----------------------------------------
                                            LOANS
                           OTHERS        OUTSTANDING
                          --------   -------------------
                          ADJUST.     FIXED     ADJUST.     TOTAL
                          --------   --------   --------   --------
Multicurrency loans(b,c)
  Amount................   $1,641    $ 1,450    $ 35,550   $ 37,000
  Weighted average rate
    (%)(d)..............     5.23       8.16        5.24       5.36
Single currency pools
  Amount................   $   --    $    70    $ 35,352   $ 35,422
  Weighted average rate
    (%)(d)..............       --      11.01        8.44       8.44
  Average Maturity
    (years).............       --       0.84        4.59       4.59
Single currency loans(e)
  Amount................   $    3    $12,949    $ 33,765   $ 46,714
  Weighted average rate
    (%)(d)..............     3.25       6.71        7.16       7.04
  Average Maturity
    (years).............     4.97       5.44        6.48       6.20
Fixed-spread single
  currency loans
  Amount................   $   --    $   229    $    739   $    968
  Weighted average rate
    (%)(d)..............       --       6.36        7.57       7.28
                           ------    -------    --------   --------
TOTAL LOANS
  Amount................   $1,644    $14,698    $105,406   $120,104
  Weighted average rate
    (%)(d)..............     5.23       6.87        6.95       6.94
                                                           --------
TOTAL LOANS.............                                   $120,104
  Less accumulated provi                                      3,860
                                                           --------
Net loans outstanding...                                   $116,244
                                                           ========
------------------------

a. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the twelve national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

b. Includes pre-pool loans, loans to IFC, and co-financing loans in addition to multicurrency pool loans.

c. AVERAGE MATURITY--MULTICURRENCY LOANS. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and one euro. These three major currencies comprise at least 90% of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio was changed in January 1999 as a result of the introduction of the euro. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

d.  Excludes effects of any waivers of loan interest.

e.  Includes fixed-rate and variable-spread loans.

The maturity structure of IBRD's loans at June 30, 2001 and June 30, 2000 is as follows:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------
                                                                  2001
                       ------------------------------------------------------------------------------------------
                       JULY 1, 2001 THROUGH   JULY 1, 2002 THROUGH   JULY 1, 2006 THROUGH
PRODUCT/RATE TYPE         JUNE 30, 2002          JUNE 30, 2006          JUNE 30, 2011       THEREAFTER    TOTAL
---------------------  --------------------   --------------------   --------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   690                $   256                $    32          $    --     $    978
  Adjustable.........           4,306                 13,531                 10,315            2,111       30,263

Single currency pools
  Fixed..............              28                      1                     --               --           29
  Adjustable.........           4,511                 14,844                  9,592            1,545       30,492

Single currency
  loans(a)
  Fixed..............             788                  7,469                  6,374              358       14,989
  Adjustable.........           1,664                 16,226                 14,478            6,547       38,915

Fixed-spread single
  currency loans
  Fixed..............              --                     43                    232              205          480
  Adjustable.........              --                     49                  1,913              758        2,720
                              -------                -------                -------          -------     --------

All Loans
  Fixed..............           1,506                  7,769                  6,638              563       16,476
  Adjustable.........          10,481                 44,650                 36,298           10,961      102,390
                              -------                -------                -------          -------     --------
Total loans
  outstanding........         $11,987                $52,419                $42,936          $11,524     $118,866
                              =======                =======                =======          =======     ========
-----------------------------------------------------------------------------------------------------------------

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------
                                                                  2000
                       ------------------------------------------------------------------------------------------
                       JULY 1, 2000 THROUGH   JULY 1, 2001 THROUGH   JULY 1, 2005 THROUGH
PRODUCT/RATE TYPE         JUNE 30, 2001          JUNE 30, 2005          JUNE 30, 2010       THEREAFTER    TOTAL
---------------------  --------------------   --------------------   --------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   960                $   429                $    61          $    --     $  1,450
  Adjustable.........           4,531                 15,097                 12,717            3,205       35,550

Single currency pools
  Fixed..............              42                     28                     --               --           70
  Adjustable.........           4,728                 16,157                 11,949            2,518       35,352

Single currency
  loans(a)
  Fixed..............             324                  5,790                  6,130              705       12,949
  Adjustable.........             684                 13,504                 13,491            6,086       33,765

Fixed-spread single
  currency loans
  Fixed..............              --                     10                     95              124          229
  Adjustable.........              --                     --                    687               52          739
                              -------                -------                -------          -------     --------
All Loans
  Fixed..............           1,326                  6,257                  6,286              829       14,698
  Adjustable.........           9,943                 44,758                 38,844           11,861      105,406
                              -------                -------                -------          -------     --------
Total loans
  outstanding........         $11,269                $51,015                $45,130          $12,690     $120,104
                              =======                =======                =======          =======     ========
-----------------------------------------------------------------------------------------------------------------

a.  Includes fixed-rate and variable-spread loans.

ESTIMATED VALUE OF LOANS

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated value of loans incorporates IBRD's estimate of the probable expected cash flows of these instruments to IBRD.

The estimated value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the market yield curves applicable to IBRD funding plus IBRD's relevant basis point lending spread adjusted for waivers.

The following table reflects the carrying and estimated values of the loan portfolio at June 30, 2001 and June 30, 2000:

IN MILLIONS
-----------------------------------------------------------------------------------------
                                                      2001                   2000
                                              --------------------   --------------------
                                              CARRYING   ESTIMATED   CARRYING   ESTIMATED
                                               VALUE       VALUE      VALUE       VALUE
                                              --------   ---------   --------   ---------
Multicurrency loans
                       Fixed................  $    978   $  1,000    $  1,450   $  1,482
                       Adjustable...........    30,263     31,830      35,550     36,842
Single currency pools
                       Fixed................        29         30          70         72
                       Adjustable...........    30,492     32,701      35,352     36,681
Single currency
  loans(a)
                       Fixed................    14,989     15,326      12,949     12,484
                       Adjustable(b)........    38,915     38,966      33,765     33,735
Fixed-spread single
  currency loans
                       Fixed................       480        487         229        230
                       Adjustable...........     2,720      2,722         739        739
                                              --------   --------    --------   --------
Total loans
                       Fixed................    16,476     16,843      14,698     14,268
                       Adjustable...........   102,390    106,219     105,406    107,997
                                              --------   --------    --------   --------
Total loans outstanding.....................   118,866    123,062     120,104    122,265
Less accumulated provision for loan losses
  and deferred loan income..................     4,459      4,459       3,860      3,860
                                              --------   --------    --------   --------
Net loans outstanding.......................  $114,407   $118,603    $116,244   $118,405
                                              ========   ========    ========   ========
-----------------------------------------------------------------------------------------

       a.  Includes fixed-rate and variable-spread loans.

       b. Amount includes carrying value of $11,301 million ($10,800 million--June 30, 2000) and estimated value of $11,319 million ($10,789 million--June 30, 2000) for non-standard single currency loans.

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,488 million at June 30, 2001
($1,661 million--June 30, 2000), were not included in reported loan balances. At June 30, 2001, $473 million of these guarantees were subject to call ($467 million--June 30, 2000). In some cases, IBRD guarantees have included interest payments in addition to principal. Total interest guarantees at June 30, 2001 were $117 million ($20 million--June 30, 2000), of which $11 million ($10 million--June 30, 2000) were subject to call.

OVERDUE AMOUNTS

At June 30, 2001, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At June 30, 2001, the loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,832 million ($2,031 million--June 30, 2000), of which principal of $1,331 million ($1,302 million--June 30, 2000) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,087 million ($1,060 million--June 30, 2000). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 2001, would have been higher by $80 million ($52 million--June 30, 2000, $55 million--June 30, 1999).

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
-----------------------------------------------------------------------------------------
                                                                2001
                                           ----------------------------------------------
                                            PRINCIPAL     PRINCIPAL AND      NONACCRUAL
BORROWER                                   OUTSTANDING   CHARGES OVERDUE       SINCE
-----------------------------------------  -----------   ---------------   --------------
WITH OVERDUES

  Congo, Democratic Republic of..........    $   80          $  126        November 1993

  Congo, Republic of.....................        42              34        November 1997

  Cote d'Ivoire..........................       526              50        March 2001

  Iraq...................................        35              63        December 1990

  Liberia................................       122             282        June 1987

  Syrian Arab Republic...................        18              70(a)     February 1987

  Yugoslavia, Federal Republic of........     1,066           1,745        September 1992

  Zimbabwe...............................       395              48        October 2000
                                             ------          ------

  Total..................................     2,284           2,418

WITHOUT OVERDUES

  Bosnia and Herzegovina.................       548              --        September 1992
                                             ------          ------

TOTAL....................................    $2,832          $2,418
                                             ======          ======
-----------------------------------------------------------------------------------------

       a.  Represents interest and charges overdue.

On May 8, 2001, the Executive Directors approved a membership and financial assistance package for the FRY at which time the FRY accepted liability for all loans allocated to it by the SFRY. One component of that package is a plan for the clearance of arrears under which FRY's principal and interest arrears would be consolidated into one or more new IBRD loans. The exact terms of the consolidation loans are being negotiated with the FRY authorities.

During fiscal year 1998, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

In June 1996, the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 2001, was $2,424 million ($2,057 million--June 30, 2000, $2,084 million--June 30, 1999).

During the fiscal years ended June 30, 2001 and June 30, 2000, no loans came out of nonaccrual status. During fiscal year 2001, all loans made to or guaranteed by Zimbabwe and Cote d'Ivoire were placed in nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the risks inherent in its loan portfolio, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $3,959 million at June 30, 2001 ($3,400 million--June 30, 2000), $1,090 million is attributable to the nonaccruing loan portfolio ($700 million--June 30, 2000).

Changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 2001, June 30, 2000 and June 30, 1999 are summarized below:

IN MILLIONS
--------------------------------------------------------------------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Balance, beginning of the fiscal year.......................   $3,400     $3,560     $3,240

Provision for loan losses...................................      676       (166)       246

Translation adjustment......................................     (117)         6         74
                                                               ------     ------     ------

Balance, end of the fiscal year.............................   $3,959     $3,400     $3,560
                                                               ======     ======     ======
--------------------------------------------------------------------------------------------

In fiscal year 2001, a reassessment of the probable losses inherent in the portfolio resulted in an increase in provisioning requirements at June 30, 2001, as compared to June 30, 2000. The factors that contributed to the increase in provisioning requirements were the movement of the loans made to or guaranteed by two borrowers into nonaccrual status, and a net deterioration in the creditworthiness of the accrual portfolio.

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPCs), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to

September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 2001, IDA had approved credits of $1,679 million ($1,659 million--June 30, 2000) under this program from inception, of which $1,651 million ($1,630 million--June 30, 2000) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty. Swaps include currency swaps, interest rate swaps, forward interest rate swaps, and swaptions.

A summary of IBRD's borrowings portfolio at June 30, 2001 and June 30, 2000 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2001

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------
                                                                             CURRENCY SWAP
                                        DIRECT BORROWINGS                    AGREEMENTS(A)
                                  ------------------------------   ----------------------------------
                                              WGTD.                                WGTD.
                                               AVG.     AVERAGE       AMOUNT        AVG.     AVERAGE
CURRENCY/                                      COST     MATURITY     PAYABLE        COST     MATURITY
RATE TYPE                          AMOUNT      (%)      (YEARS)    (RECEIVABLE)     (%)      (YEARS)
--------------------------------  --------   --------   --------   ------------   --------   --------
Euro(c)
  Fixed.........................  $ 12,932     6.63       4.77       $  1,464       6.23       2.50
                                                                      (11,451)      6.77       4.29
  Adjustable....................     4,681     4.94       8.14          7,961       4.54       2.58
                                                                       (5,621)      4.79       7.77
Japanese yen
  Fixed.........................     9,331     4.79       4.54             81       5.88       2.23
                                                                       (6,334)      4.93       3.85
  Adjustable....................     4,177     5.68      18.50          4,563      (0.08)      0.93
                                                                       (4,610)      4.32      15.45
U. S. dollars
  Fixed.........................    47,381     6.15       4.70         11,531       9.05       2.68
                                                                         (435)      6.30       1.15
  Adjustable....................     1,380     4.57       3.17         39,840       4.52       8.39
                                                                      (12,754)      4.41       2.00
Others
  Fixed.........................    19,624     7.23       8.12            463       5.10       0.53
                                                                      (19,416)      7.14       7.57
  Adjustable....................       245     4.32      17.55            363       2.05       0.23
                                                                         (397)      5.83      12.83
                                  --------     ----      -----       --------
Total
  Fixed.........................    89,268     6.32       5.44         13,539
                                                                      (37,636)
  Adjustable....................    10,483     5.17      11.83         52,727
                                                                      (23,382)
                                  --------     ----      -----       --------
Principal at face value.........    99,751     6.20       6.11          5,248
                                               ====      =====
Net unamortized premium.........        43                                 59
FAS 133 Adjustment..............        45                               (544)
                                  --------                           --------
Total...........................  $ 99,839                           $  4,763
                                  ========                           ========
-----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUI  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------  --------------------------------------------------------------------------
                                            INTEREST RATE
                                           SWAP AGREEMENTS                   NET CURRENCY OBLIGATIONS
                                  ----------------------------------   -------------------------------------
                                    NOTIONAL      WGTD.                                WGTD.
                                     AMOUNT        AVG.     AVERAGE       AMOUNT        AVG.       AVERAGE
CURRENCY/                           PAYABLE        COST     MATURITY     PAYABLE        COST     MATURITY(B)
RATE TYPE                         (RECEIVABLE)     (%)      (YEARS)    (RECEIVABLE)     (%)        (YEARS)
--------------------------------  ------------   --------   --------   ------------   --------   -----------
Euro(c)
  Fixed.........................    $  3,329       6.26       3.02       $ 17,725       6.53        4.25
                                      (1,447)      5.92       3.19        (12,898)      6.67        4.17
  Adjustable....................       1,421       4.61       2.48         14,063       4.68        4.42
                                      (3,311)      4.72       3.03         (8,932)      4.76        6.02
Japanese yen
  Fixed.........................       3,518       0.50       1.10         12,930       3.63        3.59
                                      (2,607)      2.75       3.51         (8,941)      4.29        3.75
  Adjustable....................       2,607       0.12       3.51         11,347       2.09        7.99
                                      (3,518)      0.07       1.10         (8,128)      2.48        9.24
U. S. dollars
  Fixed.........................      18,050       6.02       7.50         76,962       6.56        5.05
                                     (42,669)      5.80       4.42        (43,104)      5.80        4.39
  Adjustable....................      42,133       4.63       3.95         83,353       4.57        6.06
                                     (17,516)      4.75       7.34        (30,270)      4.61        5.10
Others
  Fixed.........................         363       7.08       0.30         20,450       7.18        7.81
                                        (154)      6.66       5.26        (19,570)      7.13        7.55
  Adjustable....................         154       4.47       5.26            762       3.27        6.81
                                        (363)      3.33       0.30           (760)      4.64        6.85
                                    --------                             --------       ----        ----
Total
  Fixed.........................      25,260                              128,067       6.36        5.23
                                     (46,877)                             (84,513)      6.08        5.02
  Adjustable....................      46,315                              109,525       4.32        6.05
                                     (24,708)                             (48,090)      4.28        6.00
                                    --------                             --------       ----        ----
Principal at face value.........         (10)                             104,989       5.41
                                                                                        ====
Net unamortized premium.........         113                                  215
FAS 133 Adjustment..............        (125)                                (624)
                                    --------                             --------
Total...........................    $    (22)                            $104,580
                                    ========                             ========
--------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2001, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the twelve national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2000

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------
                                                                             CURRENCY SWAP
                                        DIRECT BORROWINGS                    AGREEMENTS(A)
                                  ------------------------------   ----------------------------------
                                              WGTD.                                WGTD.
                                               AVG.     AVERAGE       AMOUNT        AVG.     AVERAGE
CURRENCY/                                      COST     MATURITY     PAYABLE        COST     MATURITY
RATE TYPE                          AMOUNT      (%)      (YEARS)    (RECEIVABLE)     (%)      (YEARS)
--------------------------------  --------   --------   --------   ------------   --------   --------
Euro(c)
  Fixed.........................  $ 15,446     6.74       5.28       $  2,944       7.11       1.66
                                                                      (14,078)      6.92       4.64
  Adjustable....................     5,757     5.46       8.89          8,477       4.07       2.54
                                                                       (6,531)      5.22       8.37
Japanese yen
  Fixed.........................    12,334     4.97       4.82             51       4.98       1.41
                                                                       (8,268)      5.05       4.14
  Adjustable....................     2,857     3.70      10.99          5,174      (0.22)      0.90
                                                                       (2,805)      2.10      11.57
U. S. dollars
  Fixed.........................    45,816     6.48       5.22         13,629       9.16       3.20
                                                                       (1,158)      8.26       1.09
  Adjustable....................     1,757     6.58       4.86         38,452       6.46       6.45
                                                                      (12,055)      6.46       1.84
Others
  Fixed.........................    21,494     7.37       5.20          1,296       5.64       0.73
                                                                      (21,853)      7.27       4.68
  Adjustable....................       193     6.99       0.60            390       1.58       1.23
                                                                         (351)      8.23       3.15
                                  --------     ----      -----       --------
Total
  Fixed.........................    95,090     6.53       5.17         17,920
                                                                      (45,357)
  Adjustable....................    10,564     5.20       8.64         52,493
                                                                      (21,742)
                                  --------     ----      -----       --------
Principal at face value.........   105,654     6.39       5.52          3,314
Net unamortized premium
  (discount)....................        (5)                               186
                                  --------     ----      -----       --------
Total...........................  $105,649     6.39       5.52       $  3,500
                                  ========     ====      =====       ========
-----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUI  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------  --------------------------------------------------------------------------
                                            INTEREST RATE
                                           SWAP AGREEMENTS                   NET CURRENCY OBLIGATIONS
                                  ----------------------------------   -------------------------------------
                                    NOTIONAL      WGTD.                                WGTD.
                                     AMOUNT        AVG.     AVERAGE       AMOUNT        AVG.       AVERAGE
CURRENCY/                           PAYABLE        COST     MATURITY     PAYABLE        COST     MATURITY(B)
RATE TYPE                         (RECEIVABLE)     (%)      (YEARS)    (RECEIVABLE)     (%)        (YEARS)
--------------------------------  ------------   --------   --------   ------------   --------   -----------
Euro(c)
  Fixed.........................    $  3,731       6.38       3.51       $ 22,121       6.73        4.50
                                      (1,591)      5.62       3.47        (15,669)      6.79        4.52
  Adjustable....................       1,564       4.49       3.26         15,798       4.62        4.93
                                      (3,711)      4.33       3.45        (10,242)      4.90        6.59
Japanese yen
  Fixed.........................       4,761       0.84       1.21         17,146       3.82        3.80
                                      (3,123)      2.74       4.45        (11,391)      4.42        4.22
  Adjustable....................       3,123       0.07       4.45         11,154       0.86        4.48
                                      (4,761)      0.12       1.21         (7,566)      0.86        5.05
U. S. dollars
  Fixed.........................      15,448       5.98       7.84         74,893       6.86        5.39
                                     (40,011)      5.93       4.46        (41,169)      6.00        4.37
  Adjustable....................      39,762       6.39       4.37         79,971       6.43        5.38
                                     (15,223)      6.60       7.68        (27,278)      6.54        5.10
Others
  Fixed.........................         390       7.08       1.30         23,180       7.27        4.88
                                        (158)      6.66       6.26        (22,011)      7.27        4.69
  Adjustable....................         158       5.85       6.26            741       3.90        2.14
                                        (390)      3.10       1.30           (741)      5.53        2.18
                                    --------                             --------       ----        ----
Total
  Fixed.........................      24,330                              137,340       6.53        4.97
                                     (44,883)                             (90,240)      6.25        4.45
  Adjustable....................      44,607                              107,664       5.57        5.20
                                     (24,085)                             (45,827)      5.22        5.37
                                    --------                             --------       ----
Principal at face value.........         (31)                             108,937       6.37
Net unamortized premium
  (discount)....................         159                                  340
                                    --------                             --------       ----
Total...........................    $    128                             $109,277       6.37
                                    ========                             ========       ====
--------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2000, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the twelve national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

SHORT-TERM BORROWINGS AND SWAPS AT JUNE 30, 2001 AND JUNE 30, 2000

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------
                                                                  2001                                       2000
                                  ---------------------------------------------------------------------   -----------
                                                  CURRENCY       INTEREST                       WGTD.
                                                  SWAP(A)       RATE SWAP          NET           AVG.
CURRENCY/                          PRINCIPAL      PAYABLE        PAYABLE         CURRENCY        COST      PRINCIPAL
RATE TYPE                         OUTSTANDING   (RECEIVABLE)   (RECEIVABLE)   OBLIGATIONS(B)     (%)      OUTSTANDING
--------------------------------  -----------   ------------   ------------   --------------   --------   -----------
Japanese yen
  Fixed.........................    $   --          $  --          $  --          $   --           --       $   --
                                                       --             --              --           --
  Adjustable....................        --             --             --              --           --           --
                                                       --             --              --           --
Polish zlotys
  Fixed.........................       189             --             --             189        17.36          215
                                                     (189)            --            (189)       17.36
U. S. dollars
  Fixed.........................     5,923             --             --           5,923         3.93        3,343
                                                       --           (100)           (100)        3.91
  Adjustable....................       827            173            100           1,100         3.78        1,196
                                                       --             --              --           --
                                    ------          -----          -----          ------        -----       ------
Total
  Fixed.........................     6,112             --             --           6,112         4.35        3,558
                                                     (189)          (100)           (289)       12.71
  Adjustable....................       827            173            100           1,100         3.78        1,196
                                                       --             --              --           --
                                    ------          -----          -----          ------        -----       ------
Principal at face value.........     6,939            (16)            --           6,923         3.91        4,754
Net unamortized premium
  (discount)....................       (21)             1             --             (20)                      (24)
FAS 133 Adjustment..............        --             (1)            (*)             (1)                       --
                                    ------          -----          -----          ------        -----       ------
Total...........................    $6,918          $ (16)         $  (*)         $6,902         3.91       $4,730
                                    ======          =====          =====          ======        =====       ======
---------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUI  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------  ----------------------------------------------------
                                                          2000
                                  ----------------------------------------------------
                                    CURRENCY       INTEREST                    WGTD.
                                    SWAP(A)       RATE SWAP         NET         AVG.
CURRENCY/                           PAYABLE        PAYABLE       CURRENCY       COST
RATE TYPE                         (RECEIVABLE)   (RECEIVABLE)   OBLIGATIONS     (%)
--------------------------------  ------------   ------------   -----------   --------
Japanese yen
  Fixed.........................     $    --        $  556        $   556       0.21
                                          --            --             --         --
  Adjustable....................          --            --             --         --
                                          --          (556)          (556)      0.20
Polish zlotys
  Fixed.........................          --            --            215      16.13
                                        (215)           --           (215)     16.13
U. S. dollars
  Fixed.........................          --            --          3,343       6.59
                                          --           (95)           (95)      6.65
  Adjustable....................         220           100          1,516       5.98
                                          --            (6)            (6)      1.67
                                     -------        ------        -------      -----
Total
  Fixed.........................          --           556          4,114       6.23
                                        (215)          (95)          (310)     13.22
  Adjustable....................         220           100          1,516       5.98
                                          --          (562)          (562)      0.22
                                     -------        ------        -------      -----
Principal at face value.........           5            (1)         4,758       6.40
Net unamortized premium
  (discount)....................           1            --            (23)
FAS 133 Adjustment..............          --            --             --
                                     -------        ------        -------      -----
Total...........................     $     6        $   (1)       $ 4,735       6.40
                                     =======        ======        =======      =====
--------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2001, the average repricing period of the net currency obligations for short-term borrowings was one month (one month--June 30, 2000.)

*   Less than $0.5 million

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 2001 and June 30, 2000 is as follows:

IN MILLIONS
----------------------------------------------------------------------
PERIOD                                                          2001
------                                                        --------
July 1, 2001 through June 30, 2002..........................  $17,560
July 1, 2002 through June 30, 2003..........................   16,763
July 1, 2003 through June 30, 2004..........................   11,191
July 1, 2004 through June 30, 2005..........................    9,019
July 1, 2005 through June 30, 2006..........................    9,547
July 1, 2006 through June 30, 2011..........................   17,691
Thereafter..................................................   17,980
                                                              -------
Total.......................................................  $99,751
                                                              =======
----------------------------------------------------------------------

IN MILLIONS
----------------------------------------------------------------------
PERIOD                                                          2000
------                                                        --------
July 1, 2000 through June 30, 2001..........................  $ 14,181
July 1, 2001 through June 30, 2002..........................    18,431
July 1, 2002 through June 30, 2003..........................    17,669
July 1, 2003 through June 30, 2004..........................     8,408
July 1, 2004 through June 30, 2005..........................     9,515
July 1, 2005 through June 30, 2010..........................    22,568
Thereafter..................................................    14,882
                                                              --------
Total.......................................................  $105,654
                                                              ========
----------------------------------------------------------------------

The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 2001 and June 30, 2000:

IN MILLIONS
-----------------------------------------------------------------------------------------------------
                                                   2001                                 2000
                             ------------------------------------------------   ---------------------
                              CARRYING
                              VALUE(A)
                               (BEFORE                  ADJUSTED
                               FAS 133      FAS 133     CARRYING   ESTIMATED    CARRYING   ESTIMATED
                             ADJUSTMENT)   ADJUSTMENT   VALUE(A)   FAIR VALUE   VALUE(A)   FAIR VALUE
                             -----------   ----------   --------   ----------   --------   ----------
Short-term.................   $  6,917       $  --      $ 6,917     $  6,918    $  4,729    $  4,726
Medium- and long-term......     99,306          45       99,351      103,372     105,042     107,045
Swaps
  Currency
    Payable................     66,430         448       66,878       66,878      70,632      71,249
    Receivable.............    (61,138)       (993)     (62,131)     (62,131)    (67,126)    (68,380)
  Interest rate............        103        (125)         (22)         (22)        127         810
                              --------       -----      --------    --------    --------    --------
Total......................   $111,618       $(625)     $110,993    $115,015    $113,404    $115,450
                              ========       =====      ========    ========    ========    ========
-----------------------------------------------------------------------------------------------------

       a. The carrying value is net of unamortized issuance costs of borrowings.

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

NOTE E--OTHER ASSET/LIABILITY SWAPS

In March 2001, as part of asset/liability management, IBRD entered into a number of currency swaps to better align its currency composition of Equity with that of loans. A summary of IBRD's other asset/liability swaps at June 30, 2001 is presented below:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------------------
                                                    OTHER ASSET/LIABILITY SWAP AGREEMENTS
                                                   ----------------------------------------
                                                     AMOUNT         WEIGHTED       AVERAGE
                                                   RECEIVABLE       AVERAGE        MATURITY
                                                   (PAYABLE)        COST (%)       (YEARS)
                                                   ----------       --------       --------
U.S. dollars.....................................    $ 726            4.85           5.72
                                                                      ====           ====
FAS 133 adjustment...............................        2
                                                     -----
Total amount receivable..........................    $ 728
                                                     =====
Euro.............................................    $(271)           4.71           5.71
Japanese yen.....................................     (430)           0.04           5.73
                                                     -----            ----           ----
                                                      (701)           1.85           5.72
                                                                      ====           ====
FAS 133 adjustment...............................        *
                                                     -----
Total amount payable.............................    $(701)
                                                     =====
-------------------------------------------------------------------------------------------

       *   Less than $0.5 million.

NOTE F--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2001, IBRD had received collateral of $351 million in connection with swap agreements. None of this collateral has been included in the assets of IBRD.

In addition, IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is eliminated only to the extent that financial liabilities to the same counterparty are settled after the assets are realized. Because the exposure is affected by each transaction subject to the arrangement, the extent of the reduction in exposure may change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2001 and June 30, 2000 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

IN MILLIONS
---------------------------------------------------------------------------------
                                                                2001       2000
                                                              --------   --------
INVESTMENTS--TRADING PORTFOLIO

Options, futures and forwards
  - Long position...........................................  $ 5,500    $   805
  - Short position..........................................    3,400      1,250
  - Credit exposure due to potential nonperformance by
   counterparties...........................................        *          *
Currency swaps
  - Credit exposure due to potential nonperformance by
   counterparties...........................................       33         77
Cross-currency interest rate swaps
  - Credit exposure due to potential nonperformance by
   counterparties...........................................      438        306
Interest rate swaps
  - Notional principal......................................   12,058     13,687
  - Credit exposure due to potential nonperformance by
   counterparties...........................................       16          3

BORROWING PORTFOLIO

Currency swaps
  - Credit exposure due to potential nonperformance by
   counterparties...........................................    2,845      3,863
Interest rate swaps
  - Notional principal......................................   71,685     69,625
  - Credit exposure due to potential nonperformance by
   counterparties...........................................    1,169        869

OTHER ASSET/LIABILITY

Currency swaps
  - Credit exposure due to potential nonperformance by
   counterparties...........................................       36         --
---------------------------------------------------------------------------------

      *  Less than $0.5 million.

NOTE G--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 2001 and June 30, 2000:

IN MILLIONS
---------------------------------------------------------------------------------
                                                                2001       2000
                                                              --------   --------
Special reserve.............................................  $   293    $   293
General reserve.............................................   17,223     16,109
Pension reserve.............................................      715        549
Surplus.....................................................      131         85
Unallocated net income......................................    1,489      1,991
                                                              -------    -------
Total.......................................................  $19,851    $19,027
                                                              =======    =======
---------------------------------------------------------------------------------

On August 1, 2000, the Executive Directors allocated $1,114 million of the net income earned in the fiscal year ended June 30, 2000 to the General Reserve and $166 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 2000.

On September 27, 2000, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $320 million in SDRs (valued at June 30, 2000) to IDA, $250 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $35 million to the Trust Fund for Kosovo, and $30 million for capacity building in Africa. The remaining $76 million was allocated to Surplus. Of the $320 million in SDRs valued at June 30, 2000 that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005; the remaining $20 million was transferred in October 2000 as a reimbursement of IDA's share of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

On April 30, 2001, the Board of Governors approved a transfer from Surplus in the amount of $30 million to the Trust Fund for the Federal Republic of Yugoslavia.

The aggregate transfers and amounts payable for these Board of Governors-approved transfers at June 30, 2001 and June 30, 2000 are included in the following table:

IN MILLIONS OF U.S DOLLARS EQUIVALENT
------------------------------------------------------------------------------------------------------------------
                                                                                                     AMOUNTS
                                                                         FISCAL YEAR 2001            PAYABLE
                                                                          TRANSFERS FROM           AT JUNE 30
                                                                      ----------------------   -------------------
                                               AGGREGATE TRANSFERS    UNALLOCATED
TRANSFERS TO                                  THROUGH JUNE 30, 2000   NET INCOME    SURPLUS      2001       2000
--------------------------------------------  ---------------------   -----------   --------   --------   --------
International Development Association(a)....          $6,435             $320         $--       $  896      $650
Debt Reduction Facility for IDA-only
Countries...................................             300               --          --           84        81
Trust Fund for Gaza and West Bank...........             380               --          --           13        30
Heavily Indebted Poor Countries Debt
  Initiative Trust Fund.....................           1,050              250          --          100       100
Capacity building in Africa.................              30               30          --           --        --
Trust Fund for Kosovo.......................              25               35          --           --        --
Trust Fund for East Timor...................              10               --          --           --        --
Trust Fund for Federal Republic of
  Yugoslavia................................              --               --          30           --        --
                                                                                                ------      ----
                                                                                                $1,093      $861
                                                                                                ======      ====
------------------------------------------------------------------------------------------------------------------

a.  All amounts are approved in an equivalent amount of SDRs.

NOTE H--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

In March 1997, the Executive Directors approved a multi-year program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. This program, which was in effect for three years ending June 30, 2000, resulted in the termination of 723 staff at a cumulative cost of $111 million, of which $44 million was allocated to IDA, consistent with normal cost apportionment procedures applied in the calculation of IDA's share of administrative expenses. Included in the total charges of $111 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. At June 30, 2001, $10 million was payable ($42 million--June 30, 2000).

Administrative Expenses for the fiscal year ended June 30, 2001 are net of the share of administrative expenses charged to IDA of $551 million ($549 million--June 30, 2000, $518 million--June 30, 1999).

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties for services rendered. These amounts are included in Other Income. For the fiscal years ending June 30, 2001, June 30, 2000, and June 30, 1999, the amount of fee revenue associated with administrative services is as follows:

IN MILLIONS
--------------------------------------------------------------------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Service fee revenue.........................................    $146       $118       $116
                                                                ----       ----       ----

Included in these amounts are the following:
  Fees charged to IFC.......................................      19         16         17
  Fees charged to MIGA......................................       1          1          1
--------------------------------------------------------------------------------------------

At June 30, 2001 and June 30, 2000, the following payables (receivables) by IBRD to (from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits are included in Miscellaneous Assets and Accounts Payable and Miscellaneous Liabilities:

IN MILLIONS
--------------------------------------------------------------------------------------------------------------
                                          2001                                         2000
                       ------------------------------------------   ------------------------------------------
                                         PENSION AND                                  PENSION AND
                                            OTHER                                        OTHER
                       ADMINISTRATIVE   POSTRETIREMENT              ADMINISTRATIVE   POSTRETIREMENT
                          SERVICES         BENEFITS       TOTAL        SERVICES         BENEFITS       TOTAL
                       --------------   --------------   --------   --------------   --------------   --------
IDA..................      $(229)            $637          $408         $(215)            $513          $298
IFC..................        (26)             250           224           (25)             199           174
MIGA.................         (3)              14            11            (3)              11             8
                           -----             ----          ----         -----             ----          ----
                           $(258)            $901          $643         $(243)            $723          $480
                           =====             ====          ====         =====             ====          ====
--------------------------------------------------------------------------------------------------------------

During fiscal year 2000, IBRD began offering investment management services to a non-affiliated institution. Under this arrangement, IBRD is responsible for managing investment account assets on behalf of this institution, and in return receives a quarterly fee based on the average value of the portfolio. This fee income is included in service fee revenues noted previously. At June 30, 2001, the assets managed under this agreement had a value of $4,172 million ($5,158 million--June 30, 2000). These funds are not included in the assets of IBRD.

NOTE I--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust and are not included in the assets of IBRD. The trust fund assets by executing agent at June 30, 2001 and June 30, 2000 are summarized below:

---------------------------------------------------------------------------------------------
                                                 2001                         2000
                                      --------------------------   --------------------------
                                          TOTAL                        TOTAL
                                        FIDUCIARY     NUMBER OF      FIDUCIARY     NUMBER OF
                                         ASSETS       TRUST FUND      ASSETS       TRUST FUND
                                      (IN MILLIONS)    ACCOUNTS    (IN MILLIONS)    ACCOUNTS
                                      -------------   ----------   -------------   ----------
IBRD executed.......................      $  864        1,577          $  447        1,184
Recipient executed..................       1,977        1,349           2,088        2,093
                                          ------        -----          ------        -----
Total...............................      $2,841        2,926          $2,535        3,277
                                          ======        =====          ======        =====
---------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2001, IBRD received $14 million ($17 million--June 30, 2000 and $19 million--June 30, 1999) as fees for administering trust funds. These fees have been recorded as Other Income.

NOTE J--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP) that covers substantially all of its staff. The SRP also covers substantially all the staff of IFC and MIGA. In addition, IBRD provides other postretirement benefits for eligible active and retired staff through a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP).

During the fiscal year ended June 30, 1998, IBRD reviewed the status of the RSBP and PEBP accounts and determined that the assets and liabilities did not qualify for off-balance sheet accounting. At June 30, 1998, the assets and liabilities were recorded on IBRD's balance sheet.

Subsequently, during the first quarter of fiscal year 1999, the RSBP was modified so that some of the assets designated for other postretirement benefits met the requirements for plan assets prescribed under SFAS 106 "Employer's Accounting for Postretirement Benefits Other than Pensions". Accordingly, the RSBP assets and liabilities were removed from the balance sheet. As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million, respectively. The $650 million of assets that remained on the balance sheet were incorporated into Trading investments. At June 30, 2001, liabilities of $129 million ($119 million--June 30, 2000) for the PEBP shown on the balance sheet represent pension benefits administered outside the SRP.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2001       2000       1999       2001       2000       1999       2001       2000       1999
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Benefit Cost
  Service cost.................   $ 228      $ 230      $ 186       $ 23       $ 24       $25        $ 8        $ 9        $  5
  Interest cost................     448        391        324         52         42        36          6          9           7
  Expected return on plan
    assets.....................    (829)      (773)      (738)       (79)       (67)      (65)        --         --          --
  Amortization of prior service
    cost.......................       7          7          7         --         --        --         --         --          --
  Amortization of unrecognized
    net (gain) loss............    (113)      (121)      (175)        --         --        --         (1)        --           3
  Amortization of Transition
    Asset......................     (11)       (11)       (11)        --         --        --         --         --          --
                                  -----      -----      -----       ----       ----       ---        ---        ---        ----
Net periodic pension (income)
  cost.........................   $(270)     $(277)     $(407)      $ (4)      $ (1)      $(4)       $13        $18        $ 15
                                  =====      =====      =====       ====       ====       ===        ===        ===        ====
---------------------------------------------------------------------------------------------------------------------------------

The portion of the SRP and RSBP income related to IBRD that has been included in income for the fiscal year ended June 30, 2001 is $155 million ($166 million--June 30, 2000; $255 million--June 30, 1999). The balance has been included as a payable to IDA. The portion of the cost for the PEBP related to IBRD that has been included in income for the fiscal year ended June 30, 2001 is $7 million ($10 million--June 30, 2000; $10 million--June 30, 1999). The balance has been included as a receivable from IDA.

The following table summarizes the benefit obligations, plan assets, funded status and rate assumptions associated with the SRP, RSBP, and PEBP for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2001       2000       1999       2001       2000       1999       2001       2000       1999
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Benefit Obligation
  Beginning of year............  $ 6,951    $ 6,483    $ 5,890      $731       $662       $627      $  89      $ 142      $  90
  Service cost.................      271        271        217        26         27         28         10         10          6
  Interest cost................      536        461        378        57         47         40          7         10          8
  Employee contributions.......       64         64         61         6          5          5          *          *          *
  Amendments...................       --         --         --        --         --         --         --         --         --
  Benefits paid................     (312)      (244)      (231)      (20)       (17)       (18)        (5)        (4)        (5)
  Actuarial (gain) loss........     (233)       (84)       168        67          7        (20)         2        (69)        43
                                 -------    -------    -------      ----       ----       ----      -----      -----      -----
  End of year..................    7,277      6,951      6,483       867        731        662        103         89        142
                                 -------    -------    -------      ----       ----       ----      -----      -----      -----
Fair value of plan assets
  Beginning of year............   11,562     10,226      9,608       975        846         --         --         --         --
  Assets transferred to the
   Plan........................       --         --         --        --         --        806         --         --         --
  Employee contributions.......       64         64         61         6          5          5         --         --         --
  Actual return on assets......     (950)     1,516        788       (70)       141         53         --         --         --
  Employer contributions.......       --         --         --         3         --         --         --         --         --
  Benefits paid................     (312)      (244)      (231)      (20)       (17)       (18)        --         --         --
                                 -------    -------    -------      ----       ----       ----      -----      -----      -----
  End of year..................   10,364     11,562     10,226       894        975        846         --         --         --
                                 -------    -------    -------      ----       ----       ----      -----      -----      -----
Funded status
  Plan assets in excess of
    projected benefit
    obligation.................    3,087      4,611      3,743        27        244        184       (103)       (89)      (142)
  Unrecognized net (gain) loss
    from past experience
    different from that assumed
    and from changes in
    assumptions................   (1,415)    (3,258)    (2,713)      170        (53)         6        (26)       (30)        39
  Unrecognized prior service
    cost.......................       33         41         50        --         --         --         --         --         --
  Remaining unrecognized net
    transition asset...........      (26)       (39)       (52)       --         --         --         --         --         --
                                 -------    -------    -------      ----       ----       ----      -----      -----      -----
  Prepaid (accrued) pension
   cost........................  $ 1,679    $ 1,355    $ 1,028      $197       $191       $190      $(129)     $(119)     $(103)
                                 =======    =======    =======      ====       ====       ====      =====      =====      =====
---------------------------------------------------------------------------------------------------------------------------------

*   Less than $0.5 million.

The $1,679 million prepaid SRP cost at June 30, 2001 ($1,355 million--June 30,
2000) is included in Miscellaneous Assets on the balance sheet. Of this amount $815 million was attributable to IDA, IFC, and MIGA ($643 million--June 30, 2000) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

The $197 million prepaid RSBP cost at June 30, 2001 ($191 million--June 30,
2000), is included in Miscellaneous Assets on the balance sheet. Of this amount $86 million was attributable to IDA, IFC, and MIGA ($85 million--June 30, 2000) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999 are as follows:

IN PERCENT
---------------------------------------------------------------------------------------------------------------------
                                                     SRP                                 RSBP                  PEBP
                                     ------------------------------------   ------------------------------   --------
                                        2001         2000         1999        2001       2000       1999       2001
                                     ----------   ----------   ----------   --------   --------   --------   --------
Discount rate......................        7.00         7.75         7.25     7.00       7.75       7.25       7.00
Expected return on plan assets.....        9.00         9.00         9.00     9.00       9.00       9.00
Rate of compensation increase(a)...  5.00-11.50   5.75-12.25   5.25-11.75
Health care growth rates
-at end of fiscal year.............                                           7.00       7.25       6.25
-to year 2011 and thereafter.......                                           5.00       5.75       5.25
---------------------------------------------------------------------------------------------------------------------

IN PERCENT
-----------------------------------  -------------------
                                            PEBP
                                     -------------------
                                       2000       1999
                                     --------   --------
Discount rate......................    7.75       7.25
Expected return on plan assets.....
Rate of compensation increase(a)...
Health care growth rates
-at end of fiscal year.............
-to year 2011 and thereafter.......
-----------------------------------

a. The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 11.50% (12.25%--June 30, 2000; 11.75%--June 30, 1999) at age
    20 and decreasing to 5.00% (5.75%--June 30, 2000; 5.25%--June 30, 1999) at
    age 64.

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS
-------------------------------------------------------------------------------------------------------------
                                                ONE PERCENTAGE POINT INCREASE   ONE PERCENTAGE POINT DECREASE
                                                -----------------------------   -----------------------------
Effect on total service and interest cost.....              $ 19                            $ (15)
Effect on postretirement benefit obligation...               167                             (133)
-------------------------------------------------------------------------------------------------------------

NOTE K--SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2001, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $939 million and $870 million.

NOTE L--COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. For IBRD, comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss balances for the fiscal years ended June 30, 2001, June 30, 2000, and June 30, 1999:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------
                                                                           2001
                                           --------------------------------------------------------------------
                                                                                                      TOTAL
                                                            CUMULATIVE                             ACCUMULATED
                                           CUMULATIVE    EFFECT OF CHANGE                             OTHER
                                           TRANSLATION    IN ACCOUNTING                           COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE       RECLASSIFICATION(A)       LOSS
                                           -----------   ----------------   -------------------   -------------
Balance, beginning of the fiscal year....    $  (641)          $ --                $  --              $(641)
Changes from period activity.............       (535)           500                 (169)              (204)
                                             -------           ----                -----              -----
Balance, end of the fiscal year..........    $(1,176)          $500                $(169)             $(845)
                                             =======           ====                =====              =====
---------------------------------------------------------------------------------------------------------------

IN MILLIONS
---------------------------------------------------------------------------------------------------------------
                                                                           2000
                                           --------------------------------------------------------------------
                                                                                                      TOTAL
                                                            CUMULATIVE                             ACCUMULATED
                                           CUMULATIVE    EFFECT OF CHANGE                             OTHER
                                           TRANSLATION    IN ACCOUNTING                           COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE       RECLASSIFICATION(A)       LOSS
                                           -----------   ----------------   -------------------   -------------
Balance, beginning of the fiscal year....     $(637)        $       --          $       --            $(637)
Changes from period activity.............        (4)                --                  --               (4)
                                              -----         ----------          ----------            -----
Balance, end of the fiscal year..........     $(641)        $       --          $       --            $(641)
                                              =====         ==========          ==========            =====
---------------------------------------------------------------------------------------------------------------

IN MILLIONS
---------------------------------------------------------------------------------------------------------------
                                                                           1999
                                           --------------------------------------------------------------------
                                                                                                      TOTAL
                                                            CUMULATIVE                             ACCUMULATED
                                           CUMULATIVE    EFFECT OF CHANGE                             OTHER
                                           TRANSLATION    IN ACCOUNTING                           COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE       RECLASSIFICATION(A)       LOSS
                                           -----------   ----------------   -------------------   -------------
Balance, beginning of the fiscal year....     $(960)        $       --          $       --            $(960)
Changes from period activity.............       323                 --                  --              323
                                              -----         ----------          ----------            -----
Balance, end of the fiscal year..........     $(637)        $       --          $       --            $(637)
                                              =====         ==========          ==========            =====
---------------------------------------------------------------------------------------------------------------

a.  Reclassification of FAS 133 transition adjustment to net income.

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [World Bank Logo]

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY IBRD OR BY ANY DEALER, UNDERWRITER OR AGENT OF IBRD. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

THE INFORMATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Availability of Information.................................      1
Summary Information.........................................      2
Financial Overview..........................................      4
Basis of Reporting..........................................      5
Development Activities......................................      9
Liquidity Management........................................     19
Funding Resources...........................................     21
Financial Risk Management...................................     25
Results of Operations.......................................     35
Affiliated Organizations & IFC, IDA and MIGA................     39
Administration of IBRD......................................     39
The Articles of Agreement...................................     42
Legal Status, Privileges and Immunities.....................     42
Fiscal Year, Announcements, Allocation of Net Income and
  Audit Fees................................................     43
Glossary of Terms...........................................     44
Index to Financial Statements...............................     46